UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June, 2015

Commission File Number: 1-6784

Panasonic Corporation

1006, Oaza Kadoma,

Kadoma City, Osaka 571-8501

Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	Notice of the 108th ordinary general meeting of shareholders (English translation) issued by Panasonic Corporation (the registrant).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ HIROHISA IKUTOMI
Hirohisa Ikutomi, Attorney-in-Fact
Manager of Disclosure & Investor Relations Office, Disclosure Section,
Panasonic Corporation

Dated: June 10, 2015

NOTICE OF

THE 108TH ORDINARY GENERAL MEETING

OF SHAREHOLDERS

to be held in Osaka, Japan

on June 25, 2015

This is a translation from the Japanese of a notice circulated to shareholders in Japan.

Panasonic Corporation

Kadoma-shi, Osaka, Japan

June 3, 2015

Dear Shareholders:

Notice of the 108th Ordinary General Meeting of Shareholders

This is to inform you that the Company’s 108th Ordinary General Meeting of Shareholders will be held as described below. You are cordially invited to attend the meeting.

If it is inconvenient for you to attend the meeting, you are sincerely requested to examine carefully the Reference Materials for Exercise of Voting Rights (p.49-p.55) contained herein and to exercise your voting rights by the Internet or mail, as soon as possible. If voting by mail, please return the voting instruction card duly signed by you after marking “for” or “against” each bill.

*  *  *  *  *  *  *  *  *  *  *  *  *

1.	Time and Date:	10:00 a.m. Thursday, June 25, 2015

2.	Place:	Osaka-Jo Hall
3-1 Osaka-jo, Chuo-ku, Osaka-shi

3.	Purposes:

– Matters to be Reported:

1.	The business report and report on the consolidated financial statements and financial statements for the 108th fiscal period from April 1, 2014 to March 31, 2015

2.	Report of audit results of Accounting Auditors and the Board of Audit & Supervisory Board Members on the consolidated financial statements

– Matters to be Acted Upon:

Bill No. 1: To Elect 17 Directors

Bill No. 2: To Elect 1 Audit & Supervisory Board Member

Sincerely yours,

Kazuhiro Tsuga
President and Director
Panasonic Corporation
1006 Oaza Kadoma, Kadoma-shi, Osaka, Japan

Shareholders attending the meeting are requested to hand in the voting instruction card at the reception desk of the meeting venue. Persons other than shareholders, such as proxies and accompanying persons who are not shareholders, are not permitted to attend the meeting.

The Notice of Resolutions for the 108th Ordinary General Meeting of Shareholders will be posted on our website at http://www.panasonic.com/global/corporate/ir/shareholder.html after the General Meeting of Shareholders.

1.

The financial statements and other information included in this Notice are prepared primarily on a consolidated basis in conformity with U.S. generally accepted accounting principles (U.S. GAAP). In some cases where required, however, financial statements on a parent-alone basis, which is in conformity with generally accepted accounting principles in Japan (Japan GAAP), is also provided herein. Financial statements on a parent-alone basis and consolidated financial statements should not be confused with each other.

2.

An English translation of explanations for the exercise of voting rights via the Internet is omitted herein. For foreign shareholders who maintain standing proxies in Japan, such explanations (in Japanese) are sent to, and available at, your standing proxies.

3.	For supplemental information regarding the bills on pages 49 to 55, please visit the following Web site: http://www.panasonic.com/global/corporate/ir/shareholder.html

[Appendix to the Notice of General Meeting of Shareholders]

Business Report for the 108th Fiscal Period

(From April 1, 2014 to March 31, 2015)

1. Brief Business Review of the Panasonic Group

(1) Progress and Results during the Period

During the year ended March 31, 2015 (fiscal 2015) under review, the global economy moderately recovered despite changes in the economic environment such as falls in resource prices and geopolitical concerns. There were economic slowdowns in China, some ASEAN countries and European countries. On the other hand, employment and consumer spending were stable in the U.S., while signs of economic improvement appeared in Japan following temporal weakness in the economy caused by the impact of a consumption tax hike, partly due to a correction of the yen appreciation.

Under such business circumstances, Panasonic carried out initiatives for the second year of its mid-term management plan, “Cross-Value Innovation 2015 (CV2015).” Specifically, Panasonic pushed ahead with business division-based management to consolidate a foundation to achieve CV2015 by defining its business divisions as a core of business and to set its growth strategy toward a ‘new Panasonic’ in fiscal 2019.

Consolidated group sales for fiscal 2015 were ¥7,715.0 billion, at the same level as the year ended March 31, 2014 (fiscal 2014). In Japan, although sales in housing-related and consumer electronics businesses decreased due mainly to weakening demand after the consumption tax hike in April 2014, sales of residential solar photovoltaic systems were strong. Overseas sales increased due mainly to strong sales in automotive-related business along with robust demand, and a positive effect from yen depreciation.

Operating profit increased significantly to ¥381.9 billion due to improvement of challenging businesses including business restructuring benefits, fixed cost reductions and materials cost streamlining. This led that the Company achieved its CV2015 financial targets of operating profit and cumulative free cash flow one year ahead of schedule.

In other income (deductions), gains from business transfers and proceeds from fixed assets were recorded. The business restructuring expenses including impairment losses on fixed assets as well as expenses related to litigation and the prevention of further accidents with residential water heating systems were also incurred. Accordingly, pre-tax income decreased to ¥182.5 billion.

Net income attributable to Panasonic Corporation significantly increased to ¥179.5 billion due mainly to a decrease in provision for income taxes as a result of recording deferred tax assets (DTA), namely decrease in valuation allowances to DTA, of Panasonic Corporation in consolidated financial statements.

Segment Information

Panasonic’s group organization is composed of five reportable segments: Appliances, Eco Solutions, AVC Networks, Automotive & Industrial Systems, and Other.

The Company’s annual sales and profits by segment for fiscal 2015 are summarized as follows. In accordance with the organizational change, segment information for fiscal 2014 has been reclassified to conform to the presentation for fiscal 2015.

Appliances

Sales were at the same level as a year ago, at ¥1,769.7 billion.

In fiscal 2015, despite weakening demand after the consumption tax hike and a negative impact from sharp price decline of TVs in Japan, overall sales were on par with fiscal 2014 due mainly to favorable overseas sales in home appliances such as air-conditioners, and motors.

Looking at the main Business Divisions (BDs) of this segment, in the Home Entertainment BD, sales of video equipment were robust, mainly in Japan. However, despite the launch of new high value-added 4K TV products, overall sales decreased owing to a sharp fall in prices and the negative effect from foreign exchange.

In the Air-Conditioner BD, sales increased owing to growth in sales of home air-conditioners and large air- conditioners, mainly overseas, despite the effects of poor summer weather and the consumption tax hike in April 2014 in Japan.

In the Laundry Systems and Vacuum Cleaner BD, sales increased owing to robust sales of washing machines and vacuum cleaners.

In the Refrigeration and Air-Conditioning Devices BD, sales increased owing to robust sales of air-conditioner compressors in Japan and China.

Segment profit increased by ¥11.0 billion to ¥40.5 billion from a year ago. Profit improvement in air-conditioners and profit increase in devices including motors offset worsening profitability in TVs.

Eco Solutions

Sales decreased by 1% to ¥1,666.0 billion from a year ago.

In fiscal 2015, although overseas sales increased due to newly-consolidated VIKO, a Turkish company, overall sales slightly decreased due to sales decrease in house related business in Japan because of weakening demand in housing market after the consumption tax hike.

Looking at the main BDs of this segment, in the Energy Systems BD, sales increased, owing to growth in sales of residential solar photovoltaic systems, and overseas sales, including wiring equipment and circuit breakers.

In the Housing Systems BD, sales of tankless toilets were strong, but overall sales decreased owing to the effect of worsening conditions in the housing market in Japan.

In the Lighting BD, overseas sales and domestic sales of non-housing lighting grew, but overall sales decreased by a small amount, as the move toward LEDs resulted in shrinking demand for existing light sources. Sales of housing lighting also struggled owing to the decrease in demand following the surge before the consumption tax hike in April 2014.

At Panasonic Ecology Systems Co., Ltd., sales increased owing to strong overseas sales of ventilation equipment and other products, in addition to large-scale orders in the engineering business in Japan.

Segment profit increased by ¥3.2 billion to ¥95.3 billion from a year ago, due mainly to sales increase in residential solar photovoltaic systems, streamlining initiatives and fixed cost reduction.

AVC Networks

Sales were at the same level as a year ago, at ¥1,154.3 billion.

In fiscal 2015, sales increase in a stable BtoB business and a positive effect from yen depreciation offset a sales decrease accompanied by the negative impact from business restructuring in fiscal 2014 and 2015.

Looking at the main BDs of this segment, in the Vertical Solution Business, including the Avionics BD, sales grew significantly, partly because Panasonic capitalized on acceleration in installations of aircraft in-flight entertainment systems. Yen depreciation also contributed to an increase in sales.

In the Visual and Imaging Business, including the Visual Systems BD, despite robust sales of high brightness models of projectors, overall sales decreased owing to a fall in sales of digital cameras as the Company narrowed its range of models, and the effect of the withdrawal from the plasma display panel business.

In the Mobility Business, including the IT Products BD, overall sales increased, owing partly to firm growth in sales of rugged Toughbook and Toughpad products in Europe and the U.S. Yen depreciation also contributed to an increase in sales.

In the Communication Business, including the Communication Products BD, despite a contraction in the market, overall sales were healthy, partly owing to the strengthening of promotional activities for fixed-phones overseas and new office telephone products.

Segment profit increased by ¥16.1 billion to ¥51.8 billion from a year ago due mainly to profit improvement from sales increase in BtoB business and business restructuring benefits.

Automotive & Industrial Systems

Sales increased by 2% to ¥2,782.5 billion from a year ago.

In fiscal 2015, despite sales decrease from downsizing unprofitable businesses and transferring businesses, overall sales increased, due mainly to favorable demand in automotive business overseas especially in North Americas and Europe. The positive effect from yen depreciation also contributed to sales increase.

Looking at the main BDs of this segment, in the Automotive Infotainment Systems BD, sales increased owing to strong sales of display-audio systems, in addition to robust sales of products in overseas including car navigation systems.

In the Portable Rechargeable Battery BD, despite a decrease in sales of lithium-ion batteries for the ICT (information and communications technology) field and nickel-cadmium batteries, overall sales increased significantly, owing to expansion in sales of lithium-ion batteries for electricity storage and electric tools, and for power supply to U.S. electric vehicle manufacturers.

In the Automation Controls BD, overall sales were healthy as sales of devices for use in automotives and industry offset lackluster sales of connectors for smartphones.

Segment profit increased by ¥36.5 billion to ¥105.7 billion from a year ago due mainly to business restructuring benefits including LCD panels and semiconductors and streamlining initiatives as well as the positive effect from foreign exchange.

Other

Sales decreased by 14% to ¥764.5 billion from a year ago.

In fiscal 2015, despite stagnant sales of detached housing owing to a decline in demand following the surge before the consumption tax hike in April 2014, sales at PanaHome Corporation were at the same level as fiscal 2014, as it responded to rising concern about the impact of revisions to Japan’s inheritance tax, mainly in urban areas, by promoting sales of urban residential properties for rent and Age-Free serviced housing for the elderly. However, overall sales decreased significantly, due mainly to the effect of the transfer of healthcare business at the end of fiscal 2014.

Segment profit decreased by ¥9.7 billion to ¥14.6 billion from a year ago due mainly to the effect of healthcare business transfer.

Segment Information

Segment	Sales (billions of yen)	Year-on-year comparison (%)	Operating profit (billions of yen)	Profit ratio (%)	Year-on-year comparison (%)
Appliances	1,769.7	100	40.5	2.3	137
Eco Solutions	1,666.0	99	95.3	5.7	103
AVC Networks	1,154.3	100	51.8	4.5	145
Automotive & Industrial Systems	2,782.5	102	105.7	3.8	153
Other	764.5	86	14.6	1.9	60

Subtotal	8,137.0	99	307.9	3.8	123
Eliminations and Adjustments	(422.0)	—	74.0	—	—

Consolidated Total	7,715.0	100	381.9	5.0	125

(Notes)	1.	Amounts less than ¥100 million have been rounded to the nearest ¥100 million, and profit ratios have been rounded to one decimal place. Year-on year comparison figures have been rounded to the nearest whole number.

	2.	Year-on year comparison figures are calculated with the segment information of fiscal 2014 reclassified to conform to the segment structure of fiscal 2015.

	3.	Sales of segments include intersegment sales.

	4.	The figures in “Eliminations and Adjustments” include earnings and expenses which are not attributable to any segments, for the purpose of evaluating operating results of each segment, and consolidation adjustments (including amortization of intangible assets and differences of accounting principles).

	5.	In the sales of fiscal 2015, sales in Japan decreased by 5% year on year from fiscal 2014 to ¥3,692.0 billion. Sales outside Japan increased by 5% year on year to ¥4,023.0 billion.

(2) Research and Development

The Panasonic Group focused on developing new technologies and new products that will support the future, aiming to further strengthen the businesses where it has strengths in line with its growth strategy. Specifically, the Group’s respective Divisional Companies worked to promote growth in the five business fields of consumer electronics, housing, automotive, BtoB solutions and devices. In addition, the newly established Advanced Research Division has taken on the role of innovative mid- to long-term research in new fields.

Key development themes and results during fiscal 2015 were as follows:

(1)	Housing:

Achievement of world’s highest energy conversion efficiency with silicon-based solar cells of 25.6% (*1) at the research level

Panasonic has broken the world record for energy conversion efficiency with silicon-based solar cells for the first time in 15 years, using an HIT solar cell of a practical size (cell area (*2): 143.7 cm2). This achievement was made possible by the further development of high-output technology accumulated over many years as the core technology in Panasonic’s HIT solar cell modules, in which the light-receiving surface is stabilized by forming layers of amorphous silicon on the surface of the monocrystalline silicon substrate. Furthermore, the adoption of a new electrode structure that more efficiently utilizes sunlight also contributed to this achievement.

Panasonic will continue this development in order to create new applications for solar photovoltaic systems and new markets in the residential field, in view of the fact that increasing the energy conversion efficiency of solar cells makes possible the installation of panels in places where there are limits on installation area, without impeding the design.

(2)	Appliances:

Development of high sound quality improvement technology for Technics audio amplifiers for high resolution audio sources

By using a full digital configuration that is not affected by noise or distortion, Panasonic has developed a digital circuit technology for generating a clock signal that is highly stable across a wide range of frequencies from low to high, as well as high precision signal conversion technology that converts a high resolution audio source to a pulse width modulated wave without losing its dynamic range. This has realized sound quality that surpasses that of a traditional A-grade analog amplifier.

This development has achieved an audio amplifier that draws out the characteristics of a high resolution audio source with that is closer to the original sound than a CD audio source, to the maximum extent possible, enabling the Technics brand to deliver surprising and emotionally-engaging sound like never before.

(3)	BtoB Solutions:

Development of a new communication technology allowing a smartphone to receive information about a target object instantly simply by holding the smartphone over it

Panasonic has developed a proprietary technology for reading information quickly, at communication speeds several hundred times faster than those of conventional technologies (several thousand bps). An LED flashes at a speed faster than the human eye can see, illuminating a target object. The light and dark from this flashing is then picked up as information using the camera of a smartphone installed with a special app.

This development has enabled the creation of new BtoB solutions, such as displaying related information to a customer on their smartphone, simply by having them hold the smartphone over an LED light or display where this technology has been applied.

(4)	Automotive and Devices:

Extension of optical technologies cultivated in consumer electronics into large-aperture aspherical lenses and automotive head-up displays

Through its development of digital cameras and projectors, Panasonic has acquired proprietary molding dies, process technologies, and measuring equipment that all have nanometer-level precision, as well as expertise. Panasonic has now developed them for applications in the business process and automotive fields.

In business process applications, it is now possible to mass produce a large-aperture (75 mm diameter) glass-molded aspherical lens without fogging or cracking. In automotive applications, the development of a specially shaped mirror able to project navigation and other information in a distortion free display on the curved windscreen of a car has enabled the realization of the smallest (*3) head up display unit in the industry.

R&D expenditures totaled ¥457.3 billion in fiscal 2015.

(Notes)	*1	Within non-accumulating silicon-type solar cells. According to research by Panasonic as of April 10, 2014.

	*2	The cell area is the area opened by the masks.

	*3	According to research by Panasonic as of December 9, 2014.

(3) Capital Investment

The basic policy of our capital investment is that the total amount should be within the accrued depreciation expenses for the year.

Based on this policy, the capital investment during fiscal 2015 totaled ¥226.7 billion, mainly for investment activities in specific priority businesses. Principal capital investments were directed to manufacturing facilities for portable rechargeable batteries mainly for use in vehicles (Osaka).

(4) Corporate Financing

The Panasonic Group operates its business under its basic policy to generate necessary funds for its business activities through its own efforts. The generated funds are utilized efficiently through internal Group finance operations. In cases where it becomes necessary to secure funds for purposes such as for working capital or business investments, corporate financing is secured from an external source by appropriate means after due consideration of the Group’s financial standing and financial market conditions.

In fiscal 2015, Panasonic issued unsecured straight bonds totaling ¥400.0 billion in March 2015 in order to secure funds necessary for expanding its business. Panasonic redeemed the twentieth series of unsecured straight bonds totaling ¥30.0 billion issued in August 2004 by SANYO Electric Co., Ltd. and succeeded to the Company in January 2012, which fell due in August 2014. As a result, the balance of unsecured straight bonds was ¥920.0 billion as of March 31, 2015.

(5) Environmental Activities

Panasonic formulated its “Sustainability Policy,” which is its stance, as a public entity, toward being in harmony with society and the global environment, and contributing to the development of a sustainable society through its business. To further extend the green innovation initiatives that it has developed in accordance with this policy, Panasonic has determined the “Environmental Policy,” which consists of its Environmental Statement, Environmental Action Guideline and Environmental Action Plan.

Under a new slogan of aiming to realize “A Better Life, A Better World” for each and every one of its customers, Panasonic is taking steps to develop business through the creation of environmental value in each of its business fields: consumer electronics, housing, automotive, BtoB solutions, and devices.

Under the Environmental Action Plan, Panasonic has formulated targets to be achieved in fiscal 2019 and the actions needed to achieve them as the “Green Plan 2018.” In cooperation with customers, supply chains and local communities, Panasonic is pushing ahead with the plan in five areas: (1) CO2 reduction, (2) Resources recycling, (3) Efficient use of water, (4) Control of chemical substances and (5) Biodiversity.

In the area of CO2 reduction, Panasonic is working to contribute to a reduction through its production activities and products. In production activities, Panasonic is conducting Green Factories activities at all of its factories worldwide, under which it is taking steps to reduce its environmental load while contributing to management. In products, the automatic range hood with cleaning function of Panasonic Ecology Systems Co., Ltd. received the Minister of Economy, Trade, and Industry Prize in the “Product and Business Model Category” in the “Fiscal 2015 Energy Conservation Grand Prizes.”

In the area of resource recycling, Panasonic has been working to make efficient use of resources in order to address the depletion of resources, a societal issue as grave as the problem of global warming. Guided by the concept of “from product to product,” Panasonic is conducting ongoing activities to take resources such as plastic and metal that have been extracted from consumer electronics that have finished their useful lives and utilize them further in refrigerators, washing machines, and housing materials. In addition, in the area of waste products generated by its factories, Panasonic is working to achieve “Zero Waste Emissions from Factories,” aiming to reduce the amount of waste for final disposal as close as possible to zero by increasing the yield rate from resources and the volume of resource reuse in its production processes.

As an evaluation of these kinds of initiatives, Panasonic was ranked 5th in the world (and 1st in the electronics industry) in the environmental brand ranking “Best Global Green Brand (BGGB) 2014” announced by the U.S. organization Interbrand.

None of the above-mentioned activities can be achieved by the Panasonic Group alone. Looking ahead, Panasonic will deepen its ties with partner companies, improve environmental issues through its business activities, and win support and understanding from all members of society as it expands its environmental activities.

(6) Challenges for the Panasonic Group

In fiscal 2016, the global economy is expected to moderately grow, with a strong U.S. economy as well as expectations for a gradual recovery in Japanese consumption, despite some uncertainties such as volatile resource prices, geopolitical risks, a direction of the U.S. monetary policy and possible slowdown in China.

Fiscal 2016 is the year for Panasonic to make a major change towards generating profit from sales growth and the Company will therefore accelerate its initiatives to achieve sustainable growth.

The Company expanded profitability by business restructuring benefits and fixed cost reduction for the past two years, and will change its structure that sales will drive earnings growth. Panasonic will focus on improving net sales and profitability primarily in six Business Divisions which largely contribute to company-wide sales and profit increase: Air-Conditioner, Lighting, Housing Systems, Automotive Infotainment Systems, Rechargeable Battery and PanaHome.

Towards its sustainable growth, Panasonic has set its sales targets for fiscal 2016, 2017 and 2018 to indicate its path to achieve sales target of ¥10 trillion in fiscal 2019.

1)	Consumer electronics business

Panasonic established Panasonic Appliances Asia Pacific and Panasonic Appliances Company of China in April 2015 where they concentrate development, manufacturing and sales functions to launch products and services in the Strategic Regions in a timely manner to meet their needs and expand business. Management responsibility in these companies has been largely ceded from Japan and based on locally self-sufficient management, we will offer products that generate people’s yearnings and accelerate business expansion.

2)	Housing business

Panasonic will take full advantage of group-wide strength covering consumer electronics, equipment and housing businesses to provide new lifestyle value to customers. In the home equipment and services business in Japan, the Company will expand its product-sales business and further accelerate Age-free (elderly care) business. In the Japanese market, where PanaHome Corporation plays a leading role, Panasonic will strive to become No. 1 in the house remodeling industry. Meanwhile, the Company will fully develop its housing business overseas in such regions as Taiwan and ASEAN.

3)	Automotive business

As a result of our aggressive business activity in fiscal 2015, Panasonic has received confirmed orders that cover 70% of ¥2.0 trillion already set as fiscal 2019 sales target. In fiscal 2016, the Company will further enhance its initiative to receive more orders by developing and launching new products and expanding sales channels in the business areas of comfort, safety and environment. Panasonic will aim to achieve ¥2.1 trillion sales in fiscal 2019, including inorganic measures.

4)	BtoB solutions business

Panasonic will focus on the factory solutions and food distribution businesses following its airline industry business. And looking to the 2020 Tokyo Olympic and Paralympic Games, the Company will also leverage a unique set of technologies and knowledge that it possesses to further expand solutions business by working in collaboration with our partners.

5)	Devices business

Panasonic will enhance the devices business by offering very competitive core devices that help our consumer electronics, housing, automotive and BtoB solutions businesses to further grow, and continue to meet changes in the markets to contribute to company-wide profitability.

Out of the 15 intersecting areas shown in the “5 x 3 matrix” which overlays the 5 major businesses with the 3 regions, Panasonic will concentrate its business resources into the following 6 key areas where substantial growth is expected: ‘consumer electronics in the Strategic Regions,’ ‘housing in Japan,’ ‘automotive in Japan,’ ‘automotive in Europe/Americas,’ ‘BtoB solutions in Japan’ and ‘BtoB solutions in Europe/Americas.’

From this fiscal year, the president of AVC Networks Company, the divisional company mainly in charge of BtoB solutions business, will work based in the U.S. to further promote ‘BtoB solutions in Europe/Americas.’ He will be engaged in creating new business in a speedy manner, by placing himself square in the largest market, where there are many large corporations that run global business, thus breaking free from Japan-centric approaches.

To achieve ¥10 trillion in sales in fiscal 2019, Panasonic plans to make, in total, ¥1-trillion-scale strategic investments in addition to its ordinary capital expenditures. These additional strategic investments include M&A actions aiming for inorganic growth and part of R&D and advertising expenditures. The Company plans to spend around ¥200 billion for strategic investment in fiscal 2016.

Panasonic will accelerate its growth strategy to achieve sales of ¥10 trillion in fiscal 2019, considering “each year is crucial.” The Company sincerely wishes to express its appreciation to all shareholders for their continued support and guidance.

(7) Financial Summary

Consolidated business results and financial condition

Fiscal period	FY2012	FY2013	FY2014	FY2015
Net sales (billions of yen)	7,846.2	7,303.0	7,736.5	7,715.0
Income (loss) before income taxes (billions of yen)	(812.8)	(398.4)	206.2	182.5
Net income (loss) attributable to Panasonic Corporation (billions of yen)	(772.2)	(754.3)	120.4	179.5
Basic net income (loss) attributable to Panasonic Corporation common shareholders per share (yen)	(333.96)	(326.28)	52.10	77.65
Total assets (billions of yen)	6,601.1	5,397.8	5,213.0	5,956.9
Panasonic Corporation shareholders’ equity (billions of yen)	1,929.8	1,264.0	1,548.2	1,823.3
Panasonic Corporation shareholders’ equity per share (yen)	834.79	546.81	669.74	788.87

(Notes)	1.	Panasonic Corporation’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

		Panasonic Corporation shareholders’ equity and shareholders’ equity per share are shown in conformity with U.S. GAAP.

	2.	Amounts less than ¥100 million are rounded to the nearest ¥100 million.

•

In fiscal 2012, there was a substantial decrease in sales because of a wide variety of factors with a negative influence on the business environment in Japan and overseas, including the Great East Japan Earthquake, the flooding in Thailand, and the financial crisis in Europe. Regarding earnings, although the Company pushed ahead with rationalization of materials and reduction of fixed costs, there were impacts from the decline in sales, lower prices and yen appreciation, and the Company recorded a considerable amount of business restructuring expenses including expenses associated with the implementation of early retirement programs and impairment losses on goodwill and fixed assets. As a result, losses were posted in income before income taxes and net income attributable to Panasonic Corporation.

•

In fiscal 2013, sales declined mainly because of lackluster sales of digital consumer-related products. Regarding earnings, the Company incurred a loss before income taxes due to the recording of a considerable amount of business restructuring expenses including impairment losses on goodwill and intangible assets. In addition, the Company increased the valuation allowances for deferred tax assets in fiscal 2013 and incurred provision for income taxes. As a result, a net loss was posted in income attributable to Panasonic Corporation for the two consecutive years.

•

In fiscal 2014, sales increased as the Company capitalized on a surge in demand before the consumption tax hike in April 2014, while yen depreciation also contributed. Regarding earnings, improvements to unprofitable businesses, fixed cost reductions, and initiatives to streamline materials costs contributed to profit. Also, despite the recognition of business restructuring expenses, pre-tax income and net income attributable to Panasonic Corporation both increased significantly and the Company returned to profitability, owing partly to the recognition of a one-off gain from a pension scheme change and gain from transferring of the healthcare business.

•	Details of operations for fiscal 2015 are as described in the preceding pages under “(1) Progress and Results during the Period.”

Business results and financial condition on a parent-alone basis

Fiscal period	FY2012	FY2013	FY2014	FY2015
Net sales (billions of yen)	3,872.4	3,917.0	4,084.6	3,852.4
Recurring profit (billions of yen)	55.7	110.5	145.2	190.2
Net income (loss) (billions of yen)	(527.0)	(659.4)	(25.9)	8.3
Net income (loss) per share (yen)	(227.93)	(285.23)	(11.22)	3.58
Total assets (billions of yen)	5,573.0	4,837.5	4,672.0	4,679.1
Net assets (billions of yen)	1,644.2	981.5	953.6	902.3
Net assets per share (yen)	711.27	424.58	412.53	390.29

(Note) Amounts less than ¥100 million are rounded to the nearest ¥100 million.

•

In fiscal 2012, Panasonic recorded a decrease in sales. This downturn reflected such factors as the absence of the rush in demand during fiscal 2011 as the eco-point subsidy program drew to a close. Regarding earnings, results benefitted from successful efforts to reduce fixed costs. This was more than offset by the drop in sales which led to a decline in recurring profit. Panasonic recorded a net loss due to the booking of impairment and other non-recurring loss including provisions for subsidiaries and affiliates net capital deficiency.

•

In fiscal 2013, Panasonic recorded an increase in sales, reflecting such factors as strong sales to the automotive sector. Regarding earnings, the boost given by the rise in sales as well as other positives including an increase in dividend income resulted in a substantial increase in recurring profit. On the other hand, the Company posted a net loss due to the booking of non-recurring loss such as loss on devaluation of stock in subsidiaries and affiliates.

•

In fiscal 2014, Panasonic recorded an increase in sales, reflecting strong sales of housing related business. Regarding earnings, the boost given by the rise in sales and other positives including an increase in dividend income, as well as reduction in fixed cost, resulted in an increase in recurring profit. In addition, the Company posted a net loss due to the booking of non-recurring loss such as loss on devaluation of stock in subsidiaries and affiliates and provision for loss on business of subsidiaries and affiliates.

•

In fiscal 2015, Panasonic recorded a decrease in sales, owing to factors such as a decrease in demand following the surge before the consumption tax hike in April 2014. Regarding earnings, sales decreased, but recurring profit increased, owing partly to fixed cost reductions as well as a decrease in non-operating expenses. On the other hand, net income increased, despite the recognition of non- recurring loss such as loss on devaluation of stock in subsidiaries and affiliates and provision for loss on business of subsidiaries and affiliates.

(8) Principal Business

The Panasonic Group’s main products and services by segment are as follows:

(as of March 31, 2015)

Segment	Main products and services

Appliances	Flat panel TVs, air-conditioners, refrigerators, washing machines, personal- care products, microwave ovens, home audio equipment, video equipment, vacuum cleaners, rice cookers, bicycles, electric motors, compressors, showcases, large-sized air-conditioners, fuel cells, etc.

Eco Solutions	Lighting fixtures, lamps, wiring devices, solar photovoltaic systems, water- related products, interior furnishing materials, ventilation and air-conditioning equipment, air purifiers, nursing-care-related products, etc.

AVC Networks	Aircraft in-flight entertainment systems, PCs, projectors, digital cameras, mobile phones, surveillance cameras, fixed-phones and faxes, social infrastructure systems equipment, etc.

Automotive & Industrial Systems	Car-use-multimedia-related equipment, electrical components, lithium-ion batteries, storage batteries, dry batteries, electronic components, electronic materials, automation controls, semiconductors, LCD panels, optical devices, electronic-components-mounting machines, welding equipment, etc.

Other	Detached housing, rental apartment housing, land and buildings for sale, home remodeling, imported materials and components, etc.

(9) Major Business Sites of the Panasonic Group

1) Major business sites of the Company	(as of March 31, 2015)

Name	Location in Japan
Corporate head office	Kadoma-shi, Osaka

Corporate branch office
Government and External Relations Division	Minato-ku, Tokyo

Research and development division
Advanced Research Division	Moriguchi-shi, Osaka

Production divisions
Appliances Company	Kusatsu-shi, Shiga
Eco Solutions Company	Kadoma-shi, Osaka
AVC Networks Company	Kadoma-shi, Osaka
Automotive & Industrial Systems Company	Kadoma-shi, Osaka

(Notes)	1.	Each location is a main office, headquarters or division.

	2.	The sales divisions are included within the production divisions.

2) Principal domestic subsidiaries	(as of March 31, 2015)

Name	Common stock (millions of yen)	Ratio of voting interests (%)	Principal businesses	Location in Japan
PanaHome Corporation	28,375	54.5	Construction and sale of custom-built houses and sale of land and buildings with real estate, asset utilization, and home remodeling businesses	Toyonaka-shi, Osaka

Panasonic Factory Solutions Co., Ltd.	15,000	100.0	Manufacture and sale of production systems, including circuit manufacturing and parts mounting equipment and systems	Kadoma-shi, Osaka

Panasonic Ecology Systems Co., Ltd.	12,092	100.0	Manufacture and sale of ventilation and air-conditioning equipment and air purifiers, etc.	Kasugai-shi, Aichi

Panasonic Consumer Marketing Co., Ltd.	1,000	100.0	Sale of various electric and electronic products	Osaka-shi, Osaka

Panasonic Liquid Crystal Display Co., Ltd.	500	95.0	Manufacture and sale of LCD panels	Himeji-shi, Hyogo

SANYO Electric Co., Ltd.	400	100.0	Manufacture and sale of solar photovoltaic systems, rechargeable batteries, electronic components and commercial-use freezers and refrigerators, etc.	Daito-shi, Osaka

Panasonic Semiconductor Solutions Co., Ltd.	400	100.0	Manufacture and sale of semiconductors etc.	Nagaokakyo-shi, Kyoto

Panasonic System Networks Co., Ltd.	350	100.0	Manufacture and sale of surveillance cameras, settlement and construction verification terminals, IP- related equipment, etc.	Fukuoka-shi, Fukuoka

(Note)	On June 1, 2014, Panasonic transferred its business relating to the development, manufacture, and sale of semiconductors to Panasonic Semiconductor Solutions Co., Ltd. in an absorption-type company split.

3) Principal overseas subsidiaries	(as of March 31, 2015)
(all currency amounts: millions)

Name	Common stock		Ratio of voting interests (%)		Principal businesses	Location
Panasonic Corporation of North America	US$	537.0	100.0		Manufacture and sale of various electric and electronic products with regional headquarters functions	U.S.

Panasonic Avionics Corporation	US$	22.0	100.0	*	Manufacture, sale and service of aircraft in-flight entertainment systems	U.S.

Panasonic do Brasil Limitada	BRL$	712.4	100.0		Manufacture and sale of various electric and electronic products	Brazil

Panasonic Europe Ltd.	Stg£	199.9	100.0		Regional headquarters and R&D functions	U.K.

Panasonic AVC Networks Czech s.r.o.	Czk	2,414.0	100.0	*	Manufacture and sale of flat-panel TV	Czech Republic

Panasonic Asia Pacific Pte. Ltd.	US$	1,478.2	100.0	*	Manufacture and sale of various electric and electronic products with regional headquarters functions	Singapore

Panasonic India Pvt. Ltd.	INR	16,988.0	100.0	*	Manufacture and sale of various electric and electronic products	India

Panasonic Taiwan Co., Ltd.	NT$	3,422.2	69.8		Manufacture and sale of various electric and electronic products	Taiwan

Panasonic Corporation of China	RMB	8,127.3	100.0		Sale of various electric and electronic products with regional headquarters functions	China

Panasonic Appliances Air- Conditioning (Guangzhou) Co., Ltd.	RMB	282.2	67.8	*	Manufacture and sale of air conditioner-related products	China

Panasonic Automotive Systems Dalian Co., Ltd.	RMB	94.0	60.0	*	Manufacture and sale of in-car electronic equipment	China

(Note)	Percentages with an asterisk (*) include indirect voting interests.

(10) Employees

(as of March 31, 2015)

Segment	Number of employees
Appliances	44,982
Eco Solutions	48,176
AVC Networks	38,620
Automotive & Industrial Systems	90,261
Other	29,796
Corporate	2,249

Total	254,084

(Notes)	1.	The number of employees refers solely to full-time employees of the Company on a consolidated basis.

	2.	The number of employees has decreased by 17,705 from the end of the preceding fiscal period.

	3.	Of the total above, the number of employees at the parent company was as follows:

Number of employees	Average age	Average length of service (years)
51,308	45.3	23.3

(11)	Transfer of Businesses, etc.

The primary transactions with respect to the Panasonic Group during fiscal 2015 were as follows:

1.	On April 1, 2014, Panasonic transferred the semiconductor wafer manufacturing business in the Hokuriku region to
TowerJazz Panasonic Semiconductor Co., Ltd., a new company established by Panasonic. In addition, Panasonic transferred
51% of the shares of TowerJazz Panasonic Semiconductor Co., Ltd. to Tower Semiconductor Ltd., an Israeli semiconductor wafer manufacturer, making TowerJazz Panasonic Semiconductor Co., Ltd. an associated company under the equity method.

2.	On June 1, 2014, Panasonic transferred its business relating to the development, manufacture, and sale of semiconductors, etc. to consolidated subsidiary Panasonic Semiconductor Solutions Co., Ltd. in an absorption-type company split. Also, on June 2, 2014, Panasonic transferred all shares in three consolidated subsidiaries that operate semiconductor assembly lines overseas to UTAC Manufacturing Services Ltd., a subsidiary of UTAC Holdings Ltd. (Singapore).

3.	On August 1, 2014, Panasonic transferred the SAW Filter business belonging to the Circuit Component BD to Skyworks Panasonic Filter Solutions Japan Co., Ltd., a new company established by Panasonic, in an absorption-type company split. In addition, Panasonic transferred 66% of the shares of Skyworks Panasonic Filter Solutions Japan Co., Ltd. to Skyworks Solutions, Inc. (the U.S.), making Skyworks Panasonic Filter Solutions Japan Co., Ltd. an associated company under the equity method.

4.	On March 1, 2015, Panasonic transferred the system LSI business and related assets to Socionext Inc., a new company established by Fujitsu Limited, in an absorption-type company split, and made a cash contribution to the new company. Panasonic acquired 20% of the voting rights in Socionext Inc., making it an associated company under the equity method.

5.	On March 31, 2015, Panasonic transferred 66.6% of the shares of consolidated subsidiary Panasonic Excel Staff Co., Ltd. to Tempstaff Co., Ltd., making Panasonic Excel Staff Co., Ltd. an associated company under the equity method.

2. Stock Information (as of March 31, 2015)

(1) Number of Shares Authorized to Be Issued:	4,950,000,000

(2) Number of Shares Issued:	2,453,053,497

(3) Number of Shareholders:	469,295

(4) Major Shareholders (Top 10):

Name	Share ownership (in thousands of shares)	Shareholding ratio (%)
Japan Trustee Services Bank, Ltd. (trust account)	140,734	6.08
The Master Trust Bank of Japan, Ltd. (trust account)	118,120	5.11
STATE STREET BANK AND TRUST COMPANY	83,213	3.60
NIPPON LIFE INSURANCE COMPANY	69,056	2.98
Panasonic Corporation Employee Shareholding Association	44,815	1.93
SUMITOMO LIFE INSURANCE COMPANY	37,408	1.61
THE BANK OF NEW YORK MELLON SA/NV 10	32,794	1.41
Matsushita Real Estate Co., Ltd.	29,121	1.25
STATE STREET BANK WEST CLIENT - TREATY 505234	28,911	1.25
Sumitomo Mitsui Banking Corporation	28,512	1.23

(Notes)	1.	The figures in Share ownership are rounded down to the nearest thousands of shares.

	2.	Shareholding ratio is calculated by deducting the Company’s treasury stock (141,789,018) and rounded down to two decimal places.

	3.	The English names of Japanese shareholders above are based on the General Shareholders Notification notified by Japan Securities Depository Center, Inc.

3. Status of Stock Acquisition Rights, etc.

(1)	Status of stock acquisition rights delivered as compensation for the execution of duties by Directors as of March 31, 2015

Name	Stock acquisition rights issued in August of fiscal year 2015
Date of issuance	August 22, 2014

Number of stock acquisition rights		1,674

Class and number of shares to be acquired upon exercise of stock acquisition rights	Common stock (100 shares per unit of the stock acquisition right)	167,400 shares

Amount to be paid for stock acquisition rights	¥105,400 per unit of the stock acquisition right

Value of assets to be contributed upon exercise of each stock acquisition right	¥100 per unit of the stock acquisition right (¥1 per share)

Period during which stock acquisition rights may be exercised	From August 23, 2014 to August 22, 2044

Status of holdings	Number of stock acquisition rights Number of shares to be acquired Number of holders	1,674 167,400 shares 13 Directors

(Note)	No allotment was made to Outside Directors and Audit & Supervisory Board Members for this issuance of stock acquisition rights.

(2)	Status of stock acquisition rights delivered as compensation for the execution of duties to employees during the current fiscal year

Name	Stock acquisition rights issued in August of fiscal year 2015
Date of issuance	August 22, 2014

Number of stock acquisition rights		414

Class and number of shares to be acquired upon exercise of stock acquisition rights	Common stock (100 shares per unit of the stock acquisition right)	41,400 shares

Amount to be paid for stock acquisition rights	¥105,400 per unit of the stock acquisition right

Value of assets to be contributed upon exercise of each stock acquisition right	¥100 per unit of the stock acquisition right (¥1 per share)

Period during which stock acquisition rights may be exercised	From August 23, 2014 to August 22, 2044

Persons granted	Executive Officers, etc. *	14

(Note)	Asterisk indicates Executive Officers under the Panasonic Group’s Group-Wide Executive Officer System.

4. Panasonic Directors and Audit & Supervisory Board Members, etc.

(1)	Directors and Audit & Supervisory Board Members, etc.

(Titles and responsibilities are all as of March 31, 2015)

Title	Name	Major responsibility
Chairman of the Board	Shusaku Nagae

Vice Chairman of the Board	Masayuki Matsushita

President	Kazuhiro Tsuga

Executive Vice President	Yoshihiko Yamada*	In charge of Strategic Regions; Director, Strategic Regions Business Promotion Division

Senior Managing Directors	Kazunori Takami*	President, Appliances Company; In charge of Consumer Business

	Hideaki Kawai*	In charge of Accounting and Finance, and Groupwide Cost Busters Project

	Yoshiyuki Miyabe*	President, AVC Networks Company; In charge of Global Sourcing

	Yoshio Ito*	President, Automotive & Industrial Systems Company

	Tamio Yoshioka*	President, Eco Solutions Company; In charge of Construction Safety Regulations Administration Department

Managing Directors	Takashi Toyama*	Representative in Tokyo; In charge of Government and External Relations; Director, Government and External Relations Division; In charge of Tokyo Olympic & Paralympic Business Promotion

	Jun Ishii*	In charge of Human Resources, Legal Affairs, Risk Management, Information Security, Business Ethics, and Information Systems; Director, Legal Affairs Division

	Mamoru Yoshida*	In charge of Technology, Intellectual Property, Quality Administration, FF Customer Support & Management, Environmental Affairs, and Panasonic Spin-up Fund; In charge of Air-Conditioning & Heating Devices Business, Appliances Company; Director, Air-Conditioner Business Division

	Tsuyoshi Nomura*	In charge of Manufacturing Innovation, Procurement, Logistics, and Motor Business Administration Office; Director, Global Manufacturing Division

Directors	Ikuo Uno

Masayuki Oku

Hiroko Ota

	Mototsugu Sato*	In charge of Planning, BPR Project, and Business Creation Project

Senior Audit & Supervisory Board Members	Seiichiro Sano
Yoshihiro Furuta

Audit & Supervisory Board Members	Yoshio Sato
Ikuo Hata

Toshio Kinoshita

(Notes)	1.	Those with the title of Senior Managing Director or above are Representative Directors.

	2.	Ikuo Uno, Masayuki Oku and Hiroko Ota are Outside Directors as stipulated in Article 2, Item 15 of the Companies Act. The Company sent notification of the statuses of these Directors as Independent Directors to the stock exchanges of Japan on which the Company’s shares are publicly listed.

	3.	Yoshio Sato, Ikuo Hata and Toshio Kinoshita are Outside Audit & Supervisory Board Members as stipulated in Article 2, Item 16 of the Companies Act. The Company sent notification of the statuses of these Audit & Supervisory Board Members as Independent Audit & Supervisory Board Members to the stock exchanges of Japan on which the Company’s shares are publicly listed.

	4.	Yoshihiro Furuta has a considerable knowledge of finance and accounting accumulated through his experience serving as General Manager of Matsushita Electric Works, Ltd.’s Accounting Department.

	5.	Directors whose names are marked with an asterisk concurrently hold the position of Executive Officer under the Panasonic Group’s Group-Wide Executive Officer system.

	6.	Changes in Directors and Audit & Supervisory Board Members during fiscal 2015 were as follows.

(1) Appointments

•      At the 107th Ordinary General Meeting of Shareholders held on June 26, 2014, Yoshio Ito, Jun Ishii and Mototsugu Sato were newly elected as Directors, Yoshio Sato and Toshio Kinoshita were elected as Audit & Supervisory Board Members and each assumed office.

At a Board of Directors’ meeting held on the same day, the Company’s Board of Directors newly appointed Yoshio Ito as Senior Managing Director, and Jun Ishii as Managing Director. Each of them assumed office.

(2) Retirement

•      At the conclusion of the 107th Ordinary General Meeting of Shareholders held on June 26, 2014, Ikusaburo Kashima, Yoshiiku Miyata and Yoshiaki Nakagawa retired from the office of Director, and Hiroyuki Takahashi retired from the office of Audit & Supervisory Board Member upon the expiration of their terms.

7.	Changes in positions and responsibilities during fiscal 2015 were as follows.

(1)    Responsibilities of Director Yoshiyuki Miyabe changed from President, AVC Networks Company, being in charge of Global Sourcing for Components and Devices Procurement, and System LSI Business Division to President, AVC Networks Company, being in charge of Global Sourcing and System LSI Business Division on July 1, 2014, and to President, AVC Networks Company and being in charge of Global Sourcing on March 1, 2015.

(2)    Responsibilities of Director Mamoru Yoshida changed from being in charge of Technology, Intellectual Property, Panasonic Spin- up Fund and Director, R&D Division to being in charge of Technology, Intellectual Property, Quality Administration, FF Customer Support & Management, Environmental Affairs, and Panasonic Spin-up Fund on October 1, 2014, and to being in charge of Technology, Intellectual Property, Quality Administration, FF Customer Support & Management, Environmental Affairs, Panasonic Spin-up Fund, as well as being in charge of Air-Conditioning & Heating Devices Business, Appliances Company and Director, Air-Conditioner Business Division on November 1, 2014.

(3)    On October 1, 2014, responsibilities of Director Tsuyoshi Nomura changed from being in charge of Manufacturing Innovation, Quality Administration, FF Customer Support & Management, Environmental Affairs, Procurement, Logistics, Motor Business Administration Office and Director, Global Manufacturing Division to being in charge of Manufacturing Innovation, Procurement, Logistics, and Motor Business Administration Office, as well as being Director, Global Manufacturing Division.

(4)    On October 15, 2014, responsibilities of Director Takashi Toyama changed from being Representative in Tokyo, in charge of Government and External Relations, Director, Government and External Relations Division and in charge of Tokyo Olympic Business Promotion to being Representative in Tokyo, in charge of Government and External Relations, Director, Government and External Relations Division, and in charge of Tokyo Olympic & Paralympic Business Promotion.

8.	Importantconcurrently held positions of Directors are as follows:

Title	Name	Name of corporation or organization	Details
Director	Masayuki Matsushita	PHP Institute Inc. The Konosuke Matsushita Memorial Foundation Matsushita Real Estate Co., Ltd. New Otani Co., Ltd. Hotel Okura Co., Ltd. THE ROYAL HOTEL, LIMITED	Chairman President President Outside Director Outside Director Outside Director

	Jun Ishii	Panasonic Corporate Pension Fund Panasonic Health Insurance Organization	President President

Details of important concurrently held positions by Outside Directors and Outside Audit & Supervisory Board Members can be found in (3) Outside Directors and Audit & Supervisory Board Members.

9. Directors, Audit & Supervisory Board Members, and Executive Officers as of April 1, 2015 are as follows:

    (1) Directors and Audit & Supervisory Board Members

Title	Name	Major responsibility
Chairman of the Board	Shusaku Nagae

Vice Chairman of the Board	Masayuki Matsushita

President	Kazuhiro Tsuga

Executive Vice President	Yoshihiko Yamada*	In charge of Strategic Regions; Director, Strategic Regions Business Promotion Division

	Kazunori Takami	In charge of Japan Region, Customer Satisfaction, and Design

Senior Managing Directors	Hideaki Kawai*	In charge of Accounting and Finance, and Groupwide Cost Busters Project

	Yoshiyuki Miyabe*	In charge of Technology, Intellectual Property, Manufacturing, and Procurement

	Yoshio Ito*	President, Automotive & Industrial Systems Company; In charge of Industrial Business

	Tamio Yoshioka*	President, Eco Solutions Company; In charge of Construction Safety Regulations Administration Department

Managing Directors	Takashi Toyama*	Representative in Tokyo; In charge of Government and External Relations; Director, Government and External Relations Division; In charge of Tokyo Olympic & Paralympic Business Promotion

	Jun Ishii*	In charge of Human Resources, General Affairs, Social Relations, Legal Affairs, Fair Business & Compliance, Corporate Governance, Risk Management, Facility Management, Corporate Sports Promotion and Executive Support Office; Director, Risk & Governance Management Division

	Mamoru Yoshida*	Senior Vice President, Appliances Company; President, Air- Conditioner Company; In charge of TV Business

Tsuyoshi Nomura*

	Mototsugu Sato*	In charge of Planning, BPR Project, Business Creation Project, and Panasonic Spin-up Fund

Directors	Ikuo Uno

Masayuki Oku

Hiroko Ota

Senior Audit & Supervisory Board Members	Seiichiro Sano
Yoshihiro Furuta

Audit & Supervisory Board Members	Yoshio Sato
Ikuo Hata

Toshio Kinoshita

(Note)	Those with the title of Senior Managing Director or above are Representative Directors. In addition, Directors whose names are marked with an asterisk concurrently hold the position of Executive Officer under the Panasonic Group’s Group-Wide Executive Officer system.

(2)	Executive Officers

Title	Name	Major responsibility
Managing Executive Officers	Laurent Abadie	Regional Head for Europe & CIS; Chairman & CEO, Panasonic Europe Ltd.; Managing Director, Panasonic Marketing Europe GmbH
	Yorihisa Shiokawa	Regional Head for Latin America; President, Panasonic Latin America; President, Panasonic Marketing Latin America

	Joseph Taylor	Regional Head for North America; Chairman & CEO, Panasonic Corporation of North America

	Hidetoshi Osawa	Regional Head for China & Northeast Asia; Chairman, Panasonic Corporation of China

	Yukio Nakashima	Senior Vice President, Appliances Company; Director, Consumer Marketing Sector for Japan Region; Director, Consumer Marketing Division (Japan)

	Masahisa Shibata	Senior Vice President, Automotive & Industrial Systems Company; In charge of Automotive Business

	Yasuji Enokido	President, AVC Networks Company; In charge of Visual & Imaging Business and Solutions Business

	Tetsuro Homma	President, Appliances Company; In charge of Consumer Business

	Makoto Kitano	Senior Vice President, Eco Solutions Company; In charge of BtoB Solutions Business; Director, Lighting Business Division

Executive Officers	Toshiyuki Takagi	In charge of Manufacturing Innovation, Quality Administration, FF Customer Support & Management, Environmental Affairs, and Motor Business Administration Office

	Masahiro Ido	In charge of Solution Sales; Director, Business Solutions Division; Director, Tokyo Olympic & Paralympic Enterprise Division

	Satoshi Takeyasu	In charge of Corporate Communications, Advertising, and Citizenship; Director, Groupwide Brand Communications Division

	Paul Margis	Senior Vice President, AVC Networks Company; In charge of Avionics Business; Director, Avionics Business Division

	Junichiro Kitagawa	In charge of Consumer Business for Europe & CIS Region

	Daizo Ito	Regional Head for India, South Asia, Middle East and Africa; President, Panasonic India Pvt. Ltd.

	Shinji Sakamoto	Senior Vice President, Automotive & Industrial Systems Company; In charge of Energy Business

	Yuki Kusumi	Senior Vice President, Appliances Company; In charge of Home Appliances & Entertainment Business; Director, Home Entertainment Business Division

	Yoshiyuki Iwai	Vice President, Eco Solutions Company; In charge of Business Development and Intelligence & Liaison

	Makoto Ishii	In charge of Information Systems and Logistics

	Toru Nishida	Regional Head for Southeast Asia and Oceania; Managing Director, Panasonic Asia Pacific Pte. Ltd.; Managing Director, Panasonic Consumer Marketing Asia Pacific

	Kazuhiro Murata	Vice President, Eco Solutions Company; Director, Marketing Division

	Hiroyuki Aota	Vice President, Automotive & Industrial Systems Company; In charge of Factory Solutions Business; Director, Smart Factory Solutions Business Division; President, Panasonic Factory Solutions Co., Ltd.

	Masaki Arizono	In charge of Solutions Business for Europe & CIS Region; Vice President, AVC Networks Company; Managing Director, Panasonic System Communications Company Europe, Panasonic Marketing Europe GmbH

	Masashi Yamada	Vice President, Eco Solutions Company; Director, Housing Systems Business Division; In charge of AGE-FREE Business

	Michiko Ogawa	In charge of Technics Brand; Managing Officer, Appliances Company; General Manager, Technics Business Promotion, Home Entertainment Business Division

	Hirotoshi Uehara	Vice President, Automotive & Industrial Systems Company; Director, Automotive Infotainment Systems Business Division

(2)	Remuneration for Directors and Audit & Supervisory Board Members

1.	Remuneration Policy

Remuneration for Directors and Audit & Supervisory Board Members of Panasonic are determined within the framework of the maximum total amounts of remuneration for Directors and Audit & Supervisory Board Members which has been determined respectively by resolution of a general meeting of shareholders.

The executive remuneration system comprises the “basic remuneration,” which is a fixed remuneration, “performance based remuneration,” which is a short-term incentive, and “stock-type compensation stock options,” which is a long-term incentive.

The objective of “performance based remuneration” is to provide incentive to boost business performance, and it shall be determined based on performance evaluation of Panasonic as a whole and the specific businesses a Director is in charge of, using performance indicators, such as net sales, operating income, free cash flow, and CCM (Capital Cost Management)*.

The objective for the allotment of “stock-type compensation stock options” is for Directors to share the same profit awareness with shareholders, and to engage in efforts to boost corporate value from a long-term perspective.

Only the “basic remuneration,” which is the fixed remuneration, is paid to Outside Directors and Audit & Supervisory Board Members.

*	CCM is an indicator created by Panasonic to evaluate return on capital.

2.	Amounts of Remuneration for Directors and Audit & Supervisory Board Members

Title	Number of persons	Amount (millions of yen)	Breakdown of Amount (millions of yen)
			Basic remuneration	Performance based remuneration	Stock-type compensation stock options
Directors (Of which, Outside Directors)	20 (3)	1,009 (49)	689 (49)	144	176
Audit & Supervisory Board Members (Of which, Outside Audit & Supervisory Board Members)	6 (4)	105 (37)	105 (37)	—	—

Total	26	1,114	794	144	176

(Notes)	1.	Three Directors and one Audit & Supervisory Board Member who retired at the conclusion of the 107th Ordinary General Meeting of Shareholders held on June 26, 2014 are included in the above figures for Number of persons and Amounts.

	2.	The following amount is not included in the above total remuneration amount.

Retirement benefits of ¥10 million paid to one Director, who retired during the current fiscal year (this is an amount paid in accordance with the ratification by shareholders of a resolution abolishing the Company’s retirement benefit system at the 99th Ordinary General Meeting of Shareholders held on June 28, 2006, to Directors who retired during the current fiscal year and are eligible for such benefits because they were in office at the time the resolution was ratified).

	3.	The remuneration limit for Directors has been determined to be an annual amount of ¥1,500 million by resolution of a general meeting of shareholders. (Resolution was passed at the 100th Ordinary General Meeting of Shareholders held on June 27, 2007.)

	4.	The remuneration limit for Outside Directors has been determined to be an annual amount of ¥60 million within the framework mentioned in 3. above by resolution of a general meeting of shareholders. (Resolution was passed at the 107th Ordinary General Meeting of Shareholders held on June 26, 2014.)

	5.	The remuneration limit related to the allotment of stock-type compensation stock options to Directors has been determined to be ¥500 million by resolution of a general meeting of shareholders. (Resolution was passed at the 107th Ordinary General Meeting of Shareholders held on June 26, 2014. This amount is outside the framework of the remuneration limit mentioned in 3. above.)

	6.	The remuneration limit for Audit & Supervisory Board Members has been determined to be an annual amount of ¥140 million by resolution of a general meeting of shareholders. (Resolution was passed at the 100th Ordinary General Meeting of Shareholders held on June 27, 2007.)

	7.	Amounts less than one million yen have been rounded to the nearest million yen.

(3)	Outside Directors and Audit & Supervisory Board Members

1. Important concurrently held positions

(as of March 31, 2015)

Title	Name	Name of corporation or organization	Details
Outside Directors	Ikuo Uno

NIPPON LIFE INSURANCE COMPANY

FUJI KYUKO CO., LTD.

Hotel Okura Co., Ltd.

TOYOTA MOTOR CORPORATION

Odakyu Electric Railway Co., Ltd.

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Banking Corporation

West Japan Railway Company

Tohoku Electric Power Co., Inc.

Executive Advisor to the Board

Outside Director

Outside Director

Outside Director

Outside Audit & Supervisory Board Member

Outside Audit & Supervisory Board Member

Outside Audit & Supervisory Board Member

Outside Audit & Supervisory Board Member

Outside Audit & Supervisory Board Member

	Masayuki Oku	Sumitomo Mitsui Financial Group, Inc.	Chairman
		Kao Corporation	Outside Director
		Komatsu Ltd.	Outside Director
		CHUGAI PHARMACEUTICAL CO., LTD.	Outside Director
		Nankai Electric Railway Co., Ltd.	Outside Audit & Supervisory Board Member

	Hiroko Ota	NATIONAL GRADUATE INSTITUTE FOR POLICY STUDIES	Professor
		JX Holdings, Inc.	Outside Director
		Mizuho Financial Group, Inc.	Outside Director

Outside Audit & Supervisory Board Members	Yoshio Sato	SUMITOMO LIFE INSURANCE COMPANY	Chairman
		YOMIURI TELECASTING CORPORATION	Outside Director
		SAKATA INX CORPORATION	Outside Audit & Supervisory Board Member

	Ikuo Hata	Oh-Ebashi LPC & Partners	Counsel

	Toshio Kinoshita	Kinoshita CPA Firm econtext Asia Limited ASATSU-DK INC. Cool Japan Fund Inc. WEATHERNEWS INC.	Chief Executive Officer Outside Director Outside Director Outside Audit & Supervisory Board Member Outside Audit & Supervisory Board Member

(Notes)	1.	NIPPON LIFE INSURANCE COMPANY, SUMITOMO LIFE INSURANCE COMPANY and Sumitomo Mitsui Banking Corporation are major shareholders (top 10) of Panasonic, but do not have any other noteworthy relationships with the Company.

	2.	There are no noteworthy relationships between the Company and corporations and organizations except the companies mentioned in 1. above.

2. Major activities during fiscal 2015

Position	Name	Major activities
Outside Directors	Ikuo Uno	Attended 11 out of the 12 regular meetings of the Board of Directors and made constructive remarks in deliberation of proposed resolutions.

	Masayuki Oku	Attended 11 out of the 12 regular meetings of the Board of Directors and made constructive remarks in deliberation of proposed resolutions.

	Hiroko Ota	Attended 11 out of the 12 regular meetings of the Board of Directors and made constructive remarks in deliberation of proposed resolutions.

Outside Audit & Supervisory Board Members	Yoshio Sato

Attended all of the 10 regular meetings of the Board of Directors held after he took office in June 26, 2014, and made constructive remarks in deliberation of proposed resolutions.

Attended all of the 10 Audit & Supervisory Board meetings and actively made remarks grounded on his outside experience and expertise.

Ikuo Hata

Attended 11 out of the 12 regular meetings of the Board of Directors and made constructive remarks in deliberation of proposed resolutions.

Attended 12 out of the 13 Audit & Supervisory Board meetings and actively made remarks grounded on his outside experience and expertise.

Toshio Kinoshita

Attended all of the 10 regular meetings of the Board of Directors held after he took office in June 26, 2014, and made constructive remarks in deliberation of proposed resolutions.

Attended all of the 10 Audit & Supervisory Board meetings and actively made remarks grounded on his outside experience and expertise.

3. Summary of contracts for limitation of liability

The Company has entered into contracts for limitation of liability with all Outside Directors and Outside Audit & Supervisory Board Members, respectively, which limit the amount of each Outside Director’s and Outside Audit & Supervisory Board Member’s respective liability, as defined under Article 423, Paragraph 1 of the Companies Act to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act, presuming they perform their respective duties in good faith and without gross negligence.

5. Accounting Auditors

(1)	Name of Accounting Auditors

KPMG AZSA LLC

(2)	Remuneration, etc. Paid to Accounting Auditors for Fiscal 2015

Classification	Details	Amount (millions of yen)
(1)	Amount of remuneration, etc.	695
(2)	Total amount of cash and other property benefits to be paid by the Company and its subsidiaries	1,278

(Notes)	1.	The audit contract between the Company and its accounting auditors does not distinguish between remuneration for audits based on the Companies Act and remuneration for audits based on the Financial Instruments and Exchange Act. For this reason, the amount of (1) in the above table is presented in the aggregate amounts.

	2.	The Company and some of its consolidated subsidiaries paid compensation to accounting auditors for agreed procedures that constitute services not covered by Article 2, Paragraph 1 of the Certified Public Accountants Act of Japan.

	3.	The financial statements and supplementary data of PanaHome Corporation and overseas subsidiaries and others are audited by accounting auditors other than KPMG AZSA LLC.

(3) Policy regarding Decision to Dismiss or not Reappoint Accounting Auditor

In the event that dismissal of the accounting auditor is valid pursuant to any of the provisions of Article 340, Paragraph 1 of the Companies Act, the Audit & Supervisory Board may dismiss the accounting auditor with the approval of all Audit & Supervisory Board Members.

In addition, in the event that appropriate audit by the accounting auditor is not expected for any reason, the Audit & Supervisory Board shall determine the content of a proposal calling for dismissal or non-reappointment of the accounting auditor, for submission to a general meeting of shareholders.

6. Systems and Policies of the Company

(1)	Systems for Ensuring the Properness of the Company’s Operations

The Company’s Board of Directors made the following resolution concerning the Company’s basic policy regarding the development of internal control systems. It was decided at the Board of Directors’ meeting held on February 3, 2015 that this basic policy should be continued with some changes made to it to reflect revisions to the Companies Act and related laws and regulations.

1)	System for ensuring legal compliance in the performance of Directors’ duties

The Company shall ensure legal compliance in the performance of Directors’ duties by developing effective corporate governance and monitoring systems, as well as by ensuring total compliance awareness among Directors.

2)	System for retention and management of information pertaining to the performance of Directors’ duties

The Company shall properly retain and manage information on the performance of Directors’ duties in accordance with all applicable laws and regulations and the internal rules of the Company.

3)	Rules and other measures for financial risk management

The Company shall establish rules for risk management, and identify material risk through assessment of risks affecting management of the business. The Company shall also take countermeasures against each material risk, while monitoring the progress of such countermeasures with the aim of seeking continual improvement.

4)	System for ensuring efficiency of the performance of Directors’ duties

The Company shall ensure efficiency in the performance of Directors’ duties by clarifying business goals through business plans and other measures, and examining progress towards achievement of such goals, while seeking to expedite decision-making.

5)	System for ensuring compliance with applicable laws in the performance of employees’ duties

The Company shall seek to increase employees’ awareness of compliance issues by clarifying the Company’s compliance policy. The Company shall also ensure legal compliance in the performance of employees’ duties by developing effective monitoring systems.

6)	System for ensuring the properness of operations across the Panasonic Group

While respecting the autonomy of each Group company’s management practices, the Company shall fully ensure that Group companies adhere to the Company’s management policy, management philosophy and basic policy regarding the development of internal control systems, and shall develop a system for reporting to the Company to thoroughly ensure proper operations of the Panasonic Group as a whole.

7)	Employees who assist Audit & Supervisory Board Members in auditing, and such employees’ independence from Directors

The Company shall establish a body independent from Directors, tasked with enhancing the effectiveness of audits by Audit & Supervisory Board Members and facilitating the smooth performance of audits.

8)	Ensuring effectiveness of instructions given by Audit & Supervisory Board Members to employees who assist Audit & Supervisory Board Members

Staff members assisting the Audit & Supervisory Board Members, while still subject to the internal rules of the Company, shall be under the instruction and supervision of the respective Audit & Supervisory Board Members, and personnel-related matters shall be undertaken upon prior discussion with Audit & Supervisory Board Members.

9)	System for Directors, employees and other staffs of the Company and its subsidiaries to report to the Company’s Audit & Supervisory Board Members

The Company shall ensure opportunities and systems that enable Directors, employees and other staffs of the Company and Group companies to properly report to the respective Audit & Supervisory Board Members, and moreover shall ensure opportunities and systems that enable audit & supervisory officers, who are non-statutory full-time auditors, of Divisional Companies and other such bodies, and Audit & Supervisory Board Members of Group companies to report to the Company’s Audit & Supervisory Board Members.

10)	System for ensuring that parties who have reported to Audit & Supervisory Board Members do not incur unfavorable treatment as a consequence of such reporting

In ensuring opportunities and systems for Company and Group company employees and other staffs to report to Audit & Supervisory Board Members, the Company shall make sure that employees and other staffs who have duly reported do not incur unfavorable treatment as a consequence of such reporting.

11)	Policy on management of expenses and debt incurred in execution of Audit & Supervisory Board Member duties

The Company shall calculate budgets on an annual basis for expenses arising with respect to the execution of duties of Audit & Supervisory Board Members to ensure effectiveness of audits, and moreover shall provide pre- payment or reimbursement in accordance with laws and regulations with respect to expenses incurred beyond amounts budgeted.

12)	Other systems for ensuring effective performance of audits by the Audit & Supervisory Board Members

The Company shall have audit & supervisory officers assigned to Divisional Companies and other such entities to assist with audits by Audit & Supervisory Board Members. Moreover, the Company shall develop a system enabling effective performance of audits, in accordance with the Audit Plan established by the Audit & Supervisory Board Members each year.

Status of Basic Policy Implementation in the Company

1)	System for ensuring legal compliance in the performance of Directors’ duties

(i)	The Company has established internal rules such as the Panasonic Code of Conduct and the Code of Ethics for Directors and Executive Officers, and endeavors to ensure that its Directors act in accordance with laws, regulations and the Company’s Articles of Incorporation.

(ii)	The Company strengthens its supervisory functions by appointing multiple Outside Directors and by providing opportunities for the Outside Directors to actively communicate through Board of Directors’ meetings and other such occasions.

(iii)	Audits are conducted by Audit & Supervisory Board Members and the Audit & Supervisory Board. In addition, at the Divisional Companies, management committees have been established and audit & supervisory officers have been appointed, which correspond in function to the Board of Directors and the Audit & Supervisory Board Members, respectively.

2)	System for retention and management of information pertaining to the performance of Directors’ duties

The minutes of meetings of the Board of Directors are prepared after each meeting of the Board of Directors and retained permanently by the section responsible for administration relating to the Board of Directors. Records of approval by the President are also retained permanently by the responsible department.

3)	Rules and other measures for financial risk management

Based on Basic Risk Management Regulations, the Company identifies material risks by collecting and assessing information on risks in an integrated and comprehensive fashion through the Global and Group (G&G) Risk Management Committee, and takes countermeasures proportionate to the materiality of each risk.

4)	System for ensuring efficiency of the performance of Directors’ duties

(i)	The Company expedites decision-making through Rules of Approval for Decision-making in Important Matters, a clear separation of roles between Directors and Executive Officers, the delegation of authority to entities such as Divisional Companies and business divisions, the holding of “Group Strategy Meetings,” and the implementation of an IT system that ensures the rapid and accurate collection and transmission of important management information.

(ii)	The Company creates the mid-term management plan, the business plan, and other measures, and implements these measures by confirming and examining the status of progress at the time of monthly settlement of accounts.

5)	System for ensuring compliance with applicable laws in the performance of employees’ duties

(i)	The Company has established internal rules such as the Panasonic Code of Conduct and implements various awareness-building activities such as its Compliance Awareness Month on a Company-wide basis as well as training tailored to specific employee levels and e-learning.

(ii)	The Company seeks to detect improper acts at an early stage through operational audits and internal control audits, operating various types of hotlines in addition to other measures.

(iii)	The Company aims to resolutely prevent any association with anti-social forces (such as organized criminal networks) by assigning an employee in the division overseeing such preventative measures specifically to the task of blocking any relations with such forces.

6)	System for Ensuring the Properness of Operations across the Panasonic Group

(i)	The Company ensures that basic policy for internal control systems is fully implemented by Group companies, and disseminates relevant information among Group companies. Initiatives to that end include: implementing the Panasonic Code of Conduct and the Rules of Approval for Decision-Making in Important Matters; implementing group-wide regulations respecting individual professional functions; dispatching Directors and Audit & Supervisory Board Members to Group companies and exercising the Company’s shareholder rights thereof; conducting regular operational audits and internal control audits of Group companies through the internal auditing group, and; sharing and disseminating information on business objectives through business policy announcements.

(ii)	For publicly listed subsidiaries, the Company puts into effect those measures described above while taking into consideration the nature of such entities as publicly listed companies.

(iii)	The framework described above ensures the properness of operations, thereby enabling the Panasonic Group to establish the internal controls necessary for financial reporting based on the Financial Instruments and Exchange Act.

7)	Employees who assist Audit & Supervisory Board Members in auditing, and such employees’ independence from Directors

The Company has established the Audit & Supervisory Board Member’s Office, whose dedicated staff is under the direct control of the Audit & Supervisory Board and separate from any operating function of the Company’s business. The Company assigns Audit & Supervisory Board Member assistant staff members who possess appropriate capabilities and knowledge as required by the Audit & Supervisory Board Members.

8)	Ensuring effectiveness of instructions given by Audit & Supervisory Board Members to employees who assist Audit & Supervisory Board Members

(i)	Respective Audit & Supervisory Board Members issue instructions to their staff members, and those staff members accordingly assist the Audit & Supervisory Board Members in performing their duties.

(ii)	The Company consults with Audit & Supervisory Board Members in advance of undertaking personnel- related matters including employee transfers and other affairs involving staff members who assist the Audit & Supervisory Board Members.

9)	System for Directors, employees and other staffs of the Company and its subsidiaries to report to the Company’s Audit & Supervisory Board Members

(i)	Directors, employees and other staffs of the Company and Group companies report on business operations and other issues at respective regular meetings held by Audit & Supervisory Board Members and other such occasions, and also report as necessary at other important meetings with Audit & Supervisory Board Members, where their attendance has been requested. Moreover, Audit & Supervisory Board Members of Group companies report as necessary to the Company’s Audit & Supervisory Board Members regarding content of reports at respective Group companies. Audit & supervisory officers conduct inquiries at respective Divisional Companies regarding business operations and issues at such Divisional Companies, and report such matters as necessary to the Company’s Audit & Supervisory Board Members.

(ii)	The Company has established an Audit Report System by which employees of the Company and Group companies directly report to the Company’s Audit & Supervisory Board about irregularities or concerns in regards to accounting or auditing.

10)	System for ensuring that parties who have reported to Audit & Supervisory Board Members do not incur unfavorable treatment as a consequence of such reporting

The Company calls on departments associated with reported matters not to act unfavorably toward parties who have reported as a consequence of such reporting. Moreover, the Company enables parties to report matters anonymously under the Audit Report System, and prohibits unfavorable treatment of such parties as a consequence of such reporting.

11)	Policy on management of expenses and debt incurred in execution of Audit & Supervisory Board Member duties

(i)	To ensure effectiveness of audits, the Company calculates preliminary budgets with respect to anticipated expenses required by Audit & Supervisory Board Members in executing their duties, in accordance with Audit & Supervisory Standards.

(ii)	The Company also provides pre-payment or reimbursement for expenses paid under urgent or extraordinary circumstances in accordance with laws and regulations.

(iii)	In making payment of audit expenses, Audit & Supervisory Board Members are required to remain mindful of efficiency and appropriateness in that regard.

12)	Other systems for ensuring effective performance of audits by the Audit & Supervisory Board Members

(i)	Audit & supervisory officers tasked with monthly reporting and implementing liaison meetings are assigned to Divisional Companies and other such entities. Any decisions on personnel-related matters involving the audit & supervisory officers require the agreement of Audit & Supervisory Board Members.

(ii)	The Company has established and operates the Panasonic Divisional Companies Audit & Supervisory Officers’ Meeting chaired by the Company’s Senior Audit & Supervisory Board Member, and the Panasonic Group Audit & Supervisory Board Members’ Meeting, in order to facilitate cooperation among the Audit & Supervisory Board Members of the Company, the audit & supervisory officers of Divisional Companies and other such entities, and the Audit & Supervisory Board Members of Group companies.

(iii)	Respective departments cooperate in implementing visiting audits of business offices inside and outside Japan conducted by Audit & Supervisory Board Members. Internal auditing groups also cooperate to enhance the effectiveness of audits carried out by Audit & Supervisory Board Members through collaboration with Audit & Supervisory Board Members, including reporting as appropriate to the Audit & Supervisory Board Members.

(Note) “Group companies” means subsidiaries as defined in the Companies Act.

(2) Policy on Control of the Company

1)	Basic policy

Since the Company’s foundation, Panasonic has operated its businesses under its management philosophy, which sets forth that Panasonic’s mission as a business enterprise is to contribute to the progress and development of society and the well-being of people through its business activities, thereby enhancing the quality of life throughout the world. While offering and pursuing a “better life” for an even wider range of customers, Panasonic will also work to sustainably grow its corporate value to satisfy its shareholders, investors, customers, business partners, employees and all other stakeholders.

Panasonic has a basic policy that shareholders should make final decision in the event that a large-scale purchase of the Company’s shares is offered, regarding whether or not the offer should be accepted. However, in such cases, there is a possibility that shareholders might not be provided with sufficient information required to make appropriate decisions, and a concern that corporate value and shareholder interest might be significantly damaged. In this event, the Company considers it necessary to be able to take appropriate countermeasures in order to protect the interests of the shareholders as a group.

2)	Measures to fulfill basic policy

(i) Specific measures to fulfill basic policy

Having its DNA of consumer electronics tailored to customer lifestyles, Panasonic aims to contribute to better livings of customers by collaborating with a variety of partners. Specifically, to achieve net sales of ¥10 trillion in fiscal 2019, we are focusing on the 5 business areas: consumer electronics, housing, automotive, BtoB solutions and devices.

Today, we are drawing growth strategies and carrying out specific initiatives by clarifying business fields on which we focus our managerial resources, based on the “5x3 matrix” combining the 5 business areas mentioned above with the 3 global regions of Japan, the Americas/Europe (including Latin Americas), and the Strategic Regions (including China, Asia, the Middle East and Africa).

And in key business areas with huge growth potential, Panasonic intends to make ¥1 trillion-scale strategic investments toward fiscal 2019 and we will accelerate our efforts to achieve ¥10 trillion in sales.

(ii) Measures based on the basic policy to prevent control by inappropriate parties

On April 28, 2005, the Board of Directors resolved to adopt a policy related to a Large-scale Purchase of the Company’s shares called the Enhancement of Shareholder Value (ESV) Plan. Since then, the continuation of the ESV Plan has been approved every year at the Board of Directors’ meeting, including at the meeting held on April 28, 2014. The Board of Directors’ meeting to be held in April 2015 is scheduled to decide on whether to continue the ESV Plan once again.

With respect to a Large-scale Purchaser who intends to acquire 20% or more of all voting rights of the Company, the said policy requires that (i) the Large-scale Purchaser provide sufficient information, such as the outline, purposes and conditions of the offer, the basis for determination of the purchase price and evidence of the availability of funds for purchase, and the management policies and business plans that the Large-scale Purchaser intends to adopt after the completion of the Large-scale Purchase, to the Board of Directors before a Large-scale Purchase may be conducted and that (ii) after all required information is provided, the Board of Directors should be allowed a sufficient period of time (a sixty-day period or a ninety-day period) for consideration. Based on the information provided, the Board of Directors will carefully assess and examine any proposed Large- scale Purchase from the perspective of the interest of the shareholders as a group, and subsequently disclose the opinion of the Board of Directors. In addition, the Board of Directors will submit the information needed to assist shareholders in making their respective decisions. The Board of Directors may negotiate with the Large-scale Purchaser regarding the improvement of purchase conditions or suggest alternative plans to shareholders, if it is deemed necessary.

If a Large-scale Purchaser does not comply with the rules laid out in the ESV Plan, the Company’s Board of Directors may adopt countermeasures against the Large-scale Purchaser’s proposal to protect the interests of the shareholders as a group. Possible countermeasures include the implementation of share splits, the issuance of stock acquisition rights (including allotment of stock acquisition rights without contribution) or any other measures that the Board of Directors is permitted to take under the Companies Act, other laws and the Company’s Articles of Incorporation. If a Large-scale Purchaser complies with the Large-scale Purchase rules, the Board of Directors will not attempt to prevent the Large-scale Purchase at its sole discretion, unless it is clear that such a Large- scale Purchase would cause irreparable damage or loss to the Company.

The Board of Directors will make decisions relating to countermeasures by taking into account advice from outside professionals, such as lawyers and financial advisers, and will fully respect the opinions of Outside Directors and Audit & Supervisory Board Members.

When invoking the aforementioned countermeasures, if the Company’s Board of Directors decides that it is appropriate to confirm the will of shareholders from the perspective of the interest of the shareholders as a group, a general meeting of shareholders will be held. If the Company’s Board of Directors decides to hold a general meeting of shareholders, it will give notice to that effect as well as the reasons for such a meeting at that time.

The Board of Directors will adopt specific countermeasures which it deems appropriate at that time. If the Board of Directors elects to make a stock split for the benefit of shareholders as of a certain record date, the maximum ratio of the stock split shall be one-to-five. If the Board of Directors elects to issue stock acquisition rights to shareholders, the Company will issue one stock acquisition right for every share held by shareholders on a certain record date. One share shall be issued upon the exercise of each stock acquisition right. If the Board of Directors elects to issue stock acquisition rights as a countermeasure, it may determine the exercise period and exercise conditions of the stock acquisition rights, as well as conditions that allow the Company to acquire stock acquisition rights from a party other than the Large-scale Purchaser in exchange for Company stock, in consideration of the effectiveness thereof as a countermeasure, such as the condition that those belonging to a specific group of shareholders that includes a Large-scale Purchaser may not exercise stock acquisition rights.

The Company recognizes that the aforementioned countermeasures may cause damage or loss, economic or otherwise, to a prospective Large-scale Purchaser who does not comply with the Large-scale Purchase Rules. The Company does not anticipate that adopting such countermeasures will cause shareholders, other than the Large-scale Purchaser, economic damage or loss of any rights. However, in the event that the Board of Directors determines to adopt a specific countermeasure, the Board of Directors will disclose such countermeasure in a timely and appropriate manner, pursuant to relevant laws and financial instrument exchange regulations.

The term of office for all Directors is one year, and Directors are elected at the Ordinary General Meeting of Shareholders held in June every year. The Company’s Board of Directors intends to review the Large-scale Purchase Rules, as necessary, for reasons including amendments to applicable laws and regulations. Any such review would be conducted in the interests of the shareholders as a group.

3)	Board of Directors’ decision regarding specific countermeasures and grounds for said decision

Panasonic’s mid-term management plan was formulated as a specific measure to increase the Company’s corporate value in a sustained manner. The ESV Plan was formulated from the perspective of protecting the interests of the shareholders as a group, and is aimed at providing shareholders with sufficient information to make decisions with respect to a proposed Large-scale Purchase, and with the assessment of a proposed Large- scale Purchase made by those responsible for the management of the Company, namely the Board of Directors, in addition to ensuring the opportunity for receiving alternative proposals.

Consequently, these measures are intended to protect the interests of all the Company’s shareholders in accordance with 1) Basic policy and their purpose is not to maintain the positions of the Company’s Directors and Audit & Supervisory Board Members.

(3) Policy on Appropriation of Retained Earnings for Dividend Payments, etc.

Since its foundation, Panasonic has managed its businesses under the concept that returning profits to shareholders is one of its most important policies. From the perspective of return on the capital investment made by shareholders, Panasonic, in principle, distributes profits to shareholders based on its business performance and is aiming for stable and continuous growth in dividends, targeting a dividend payout ratio of between 30% and 40% with respect to consolidated net income attributable to Panasonic Corporation. Regarding the repurchase of treasury stock, the Company is fundamentally repurchasing its own shares as it considers appropriate, taking comprehensively into consideration strategic investments and the Company’s financial condition, with the aim of increasing shareholder value per share and return on capital.

In view of this basic policy as well as its current financial position, Panasonic expects to pay an annual dividend of ¥18 per share for fiscal 2015, which includes the interim dividend of ¥8 per share paid on December 4, 2014 combined with a year-end dividend of ¥10 per share.

In fiscal 2015, the Company did not repurchase its treasury stock, except for acquiring shares of less than one trading unit and other minor transactions.

Although the outlook for the business environment remains uncertain, the Company will continue its efforts to boost its operating performance and improve its financial position with the aim of returning profits to shareholders.

The Company’s Board of Directors resolved to continue the Enhancement of Shareholder Value (ESV) Plan at a meeting held on April 28, 2015.

Please refer to the Company’s homepage (URL http://news.panasonic.com/press/news/data/2015/04/ en150428-5/en150428-5-1.pdf) for details.

The Company’s Board of Directors resolved to voluntarily adopt International Financial Reporting Standards (IFRS) in place of U.S. Generally Accepted Accounting Principles (U.S. GAAP) for its consolidated financial statements and documents as of the end of the fiscal year ending March 31, 2017, at a meeting held on April 28, 2015.

Consolidated Financial Statements of the Company

The consolidated balance sheet, statement of income, and statement of equity of the Company are as follows. Please note the Company’s consolidated financial statements are prepared in conformity with U.S. Generally Accepted Accounting Principles.

Consolidated Balance Sheet

(As of March 31, 2015)

(millions of yen)
Assets
Current assets	3,412,740

Cash and cash equivalents	1,280,408
Time deposits	18,470
Trade notes receivable	79,055
Trade accounts receivable	937,986
Allowance for doubtful receivables	(24,947)
Inventories	762,670
Other current assets	359,098

Investments and advances	313,669

Property, plant and equipment	1,374,831

Land	268,658
Buildings	1,422,561
Machinery and equipment	2,776,617
Construction in progress	54,358
Accumulated depreciation	(3,147,363)

Other assets	855,707

Total assets	5,956,947

(millions of yen)
Liabilities and Equity

Current liabilities	2,732,800

Short-term debt, including current portion of long-term debt	260,531
Trade notes payable	236,970
Trade accounts payable	746,335
Accrued income taxes	39,733
Other accrued expenses	1,094,271
Other current liabilities	354,960

Noncurrent liabilities	1,231,595

Long-term debt	712,385
Other liabilities	519,210

Total liabilities	3,964,395

Panasonic Corporation shareholders’ equity	1,823,293

Common stock	258,740
Capital surplus	984,111
Retained earnings	1,021,241
Accumulated other comprehensive income (loss)	(193,251)
Treasury stock, at cost	(247,548)

Noncontrolling interests	169,259

Total equity	1,992,552

Total liabilities and equity	5,956,947

(Notes)	Accumulated other comprehensive income (loss) breakdown:

	Cumulative translation adjustments	¥11,858 million
	Unrealized holding gains of available-for-sale securities	¥14,285 million
	Unrealized gains of derivative instruments	¥3,135 million
	Pension liability adjustments	¥(222,529) million

Consolidated Statement of Income

(From April 1, 2014 to March 31, 2015)

(millions of yen)
Net sales	7,715,037
Cost of sales	5,527,213
Selling, general and administrative expenses	1,805,911
Interest income	14,975
Dividends received	1,466
Interest expense	(17,566)
Expenses associated with the implementation of early retirement programs	(16,417)
Other income (deductions), net	(181,915)

Income before income taxes	182,456
Provision for income taxes:
Current	106,107
Deferred	(108,088)
Equity in earnings of associated companies	11,929

Net income	196,366
Less net income attributable to noncontrolling interests	16,881

Net income attributable to Panasonic Corporation	179,485

(Notes)	1.	“Expenses associated with implementation of early retirement programs” are expenses at certain domestic and overseas Group companies.

	2.	Included in “Other income (deductions), net” are business restructuring expenses excluding “Expenses associated with implementation of early retirement programs” totaling ¥78,448 million (mainly consisting of impairment losses on fixed assets), expenses for the prevention of further accidents with residential water heating systems of ¥24,588 million and legal costs of ¥59,173 million.

	3.	Included in “Deferred” of provision for income taxes is a decrease in income taxes of ¥130,159 million (after tax reform) resulted from the recording deferred tax assets (DTA), namely decrease in valuation allowances to DTA, for Panasonic on a consolidated basis.

Consolidated Statement of Equity

	(From April 1, 2014 to March 31, 2015) (millions of yen)
	Common stock	Capital surplus	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Panasonic Corporation shareholders’ equity	Noncontrolling interests	Total equity
Balances at beginning of period	258,740	1,109,501	878,742	(451,699)	(247,132)	1,548,152	38,286	1,586,438

Gain (loss) from sale of treasury stock			(1)			(1)		(1)
Cash dividends			(36,985)			(36,985)	(22,244)	(59,229)
Increase (decrease) mainly in capital transactions		(125,390)				(125,390)	121,271	(4,119)
Disclosure of comprehensive income
Net income			179,485			179,485	16,881	196,366
Translation adjustments				179,077		179,077	14,613	193,690
Unrealized holding gains of available-for-sale securities				8,258		8,258	93	8,351
Unrealized gains of derivative instruments				3,372		3,372	73	3,445
Pension liability adjustments				67,741		67,741	286	68,027

Total comprehensive income						437,933	31,946	469,879
Repurchase of treasury stock, net					(416)	(416)		(416)

Balances at end of period	258,740	984,111	1,021,241	(193,251)	(247,548)	1,823,293	169,259	1,992,552

Notes to Consolidated Financial Statements

Notes on the Basis of Presentation of Consolidated Financial Statements

1.	Matters Relating to the Scope of Consolidation

The Company’s consolidated financial statements include the accounts of the Company and subsidiaries in which the Company owns the majority of voting rights and has a controlling interest. Furthermore, in accordance with the provisions of FASB Accounting Standards Codification (ASC) 810, “Consolidation,” entities in which the Company has controlling interests through their statuses as variable interest entities are consolidated.

Investments in associated companies over which the Company is able to exert a significant influence (in general, companies in which the Company’s voting interest is 20% to 50% and corporate joint ventures) are accounted for under the equity method and included in “Investments and advances” in the consolidated balance sheet.

2.	Matters Relating to the Scope of Consolidation and Application of the Equity Method

(1)	Number of consolidated subsidiaries

468

(2)	Number of associated companies under the equity method

94

3.	Summary of Significant Accounting Policies

(1)	Basis of presentation of consolidated financial statements

The Company’s consolidated financial statements are prepared in accordance with the terminology, format and preparation method of U.S. Generally Accepted Accounting Principles (U.S. GAAP) as stipulated in Article 120-2, Paragraph 1 of the Ordinance on Accounting of Companies. Certain of the information and notes required by U.S. GAAP as specified in said Article, however, have been excluded.

(2)	Inventories

Finished goods and work in process are stated at the lower of cost (average) or market. Raw materials are stated at cost, principally on a first-in, first-out or average basis, but not in excess of current replacement cost.

(3)	Valuation method of securities

The Company accounts for debt and equity securities in accordance with the provisions of ASC 320, “Investments—Debt and Equity Securities.” The Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale in accordance with the provisions of ASC 320.

Investments in available-for-sale securities

Market valuation method based on the fiscal year-end closing market price, etc. (The difference, net of tax, between acquisition cost and carrying market value of the securities, is included in accumulated other comprehensive income. The cost of the securities sold is computed based on the moving average method.)

(4)	Method of depreciation of property, plant and equipment

Depreciation is computed primarily using the straight-line method.

(5)	Goodwill and other intangible assets

In accordance with the provisions of ASC 350, “Intangibles—Goodwill and Other,” goodwill and intangible assets determined to have an indefinite useful life are not amortized, and are instead tested for impairment at least annually. Intangible assets where the useful life can be estimated are amortized using the straight-line method.

(6)	Impairment of long-lived assets

The Company accounts for impairment or disposition of long-lived assets in accordance with the provisions of ASC 360, “Property, Plant and Equipment.” In accordance with the provisions of ASC 360, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(7)	Accounting for allowance and accruals

Allowance for doubtful receivables

An allowance for doubtful trade receivables and advances is provided at an amount calculated based on historical experience, while specific allowances for doubtful trade receivables and advances are provided for the estimated amounts considered to be uncollectible after reviewing individual collectibility.

Provision for employee retirement and severance benefits

Liabilities incurred for the provision of employee retirement and severance benefits are stated based on projected benefit obligation and the fair value of pension fund assets at the fiscal year-end in accordance with the provisions of ASC 715, “Compensation—Retirement Benefits.” Prior service cost (benefit) is amortized on a straight-line basis over the average remaining service period of employees. If the actuarial gains or losses under the defined contribution pension plan exceed the greater of 10% of projected benefit obligation or 10% of the fair value of pension fund assets, the excess amount is amortized on a straight-line basis based on the average remaining service period of employees. However, for the Company and certain domestic subsidiaries that made a transition from the defined benefit pension plan to the defined contribution pension plan, actuarial net gains and losses to the defined benefit pension plan in excess of the corridor are amortized over the average remaining life expectancy of plan participants.

(8)	Consumption tax and local consumption tax are excluded from all items in the consolidated statement of income.

Notes to the Consolidated Balance Sheet

1.	Guarantees provided to third parties on bank loans, recourse obligation for trade receivables sold and guarantees for specific value of leased assets		¥26,130 million

2.	Assets pledged as collateral and liabilities with collateral

	(1)	Assets pledged as collateral
		Investments and advances	¥1,531 million

	(2)	Liabilities with collateral
		Long-term debt	¥614 million

Notes Concerning Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value.

•	Available-for-sale securities

The carrying amount (on the consolidated balance sheet) is equal to the fair value which is estimated based on quoted market prices. Cost method investments (carrying amount of ¥21,877 million on the consolidated balance sheet) is not included in the following table because it is not possible to estimate its future cash flows and it is deemed extremely difficult to calculate its fair value.

•	Long-term debt, including current portion of long-term debt

The fair value of long-term debt is calculated based on quoted market prices or the present value of future cash flows using appropriate current discount rates at the fiscal year-end.

•	Derivative financial instruments

The fair value of derivative financial instruments is calculated based on unadjusted market prices or quotes obtained from brokers, which are periodically validated by pricing models using observable inactive market inputs and equivalent to the carrying amount.

•	Advances

The fair value of advances is estimated based on the present value of future cash flows using appropriate current discount rates. The following table excludes advances for which carrying amount approximates fair value.

•	Financial instruments other than those listed above (such as Cash and cash equivalents, Time deposits, Trade receivables, Short-term debt, Trade payables and Accrued expenses)

The carrying amount approximates fair value because of the short maturity of these instruments. The following table excludes these financial instruments.

	(millions of yen)
	Carrying amount*[1]	Fair value*[1]	Difference
Available-for-sale securities	76,929	76,929	—
Long-term debt, including current portion of long-term debt	(962,029)	(974,671)	(12,642)
Derivative financial instruments*[2]	(5,236)	(5,236)	—

*1 Financial instruments recorded under liabilities are marked with parentheses.

*2 The net amount of receivables and payables is shown for derivative financial instruments.

(Note)	Fair value estimates are made at the fiscal year-end, based on relevant market information and information about the financial instruments. These estimates involve uncertainties and matters of significant judgments. Changes in assumptions could significantly affect the estimates.

Notes to per Share Data

Panasonic Corporation shareholders’ equity per share	¥788.87
Basic net income attributable to Panasonic Corporation common shareholders per share	¥77.65
Diluted net income attributable to Panasonic Corporation common shareholders per share	¥77.64

Financial Statements on a Parent-Alone Basis of the Company

Balance Sheet

(As of March 31, 2015)

(millions of yen)
Assets
Current assets	2,580,859

Cash and deposits	7,990
Trade notes receivable	4,948
Trade accounts receivable	381,295
Finished goods, merchandise and semi-finished goods	110,077
Work in process	14,276
Raw materials and supplies	30,702
Other receivables	113,082
Short-term loans to subsidiaries and affiliates	1,707,617
Deferred tax assets	109,633
Other current assets	103,773
Allowance for doubtful receivables	(2,534)

Fixed assets	2,098,228

Net tangible fixed assets	425,975
Buildings	180,457
Structures	5,506
Machinery and equipment	68,361
Vehicles	175
Tools, furniture and fixtures	28,529
Land	122,976
Leased assets	7,784
Construction in progress	12,187

Intangibles	33,043
Patent and trademark rights	4,474
Software	26,270
Facility utility and other rights	2,299

Investments and advances	1,639,210
Investment securities	78,720
Shares in subsidiaries and affiliates	1,034,569
Investments in equity, other than capital stock	71
Investments in subsidiaries and affiliates	512,486
Allowance for investment loss	(28,075)
Deferred tax assets	34,483
Other investments and other assets	6,956

Total assets	4,679,087

(millions of yen)
Liabilities

Current liabilities	3,032,776

Trade notes payable	104,638
Trade accounts payable	355,932
Lease obligations	2,411
Other payables	15,490
Accrued expenses	328,938
Reserve for bonuses	54,810
Accrued income taxes	201
Advance receipts	1,093
Deposits received	714,212
Short-term borrowings from subsidiaries and affiliates	8,400
Bonds redeemable within one year	240,000
Provision for loss on business of subsidiaries and affiliates	1,131,970
Reserve for warranty costs	18,868
Reserve for sales promotion	40,542
Other current liabilities	15,271

Long-term liabilities	744,018

Bonds	680,000
Lease obligations	5,778
Provision for employee retirement and severance benefits	593
Long-term deposits received	57,590
Other liabilities	57

Total liabilities	3,776,794

Net Assets

Shareholders’ Equity	872,038

Common stock	258,740
Capital surplus	568,206

Other capital surplus	568,206
Retained earnings	292,899

Legal reserve	4,854
Other retained earnings	288,045

Retained earnings brought forward	288,045
Treasury stock	(247,807)

Difference of valuation, translation and other adjustments	30,035

Unrealized holding gains (losses) of available-for-sale securities, etc.	30,299
Deferred profit (loss) on hedges	(264)

Stock acquisition rights	220

Total net assets	902,293

Total liabilities and net assets	4,679,087

Statement of Income

(From April 1, 2014 to March 31, 2015)

(millions of yen)
Net sales	3,852,419
Cost of sales	(2,975,709)

Gross profit	876,710
Selling, general and administrative expenses	(793,696)
Interest and dividends income	128,620
Other income	44,989
Interest expense	(9,682)
Other expense	(56,701)

Recurring profit	190,240

Non-recurring profit
Profit on sale of investment securities	1,436
Gain on sales of subsidiaries and affiliates’ stocks	29,293
Gain on sales of fixed assets	43,432
Non-recurring loss
Loss on sales of subsidiaries and affiliates’ stocks	(1,441)
Loss on valuation of stocks of subsidiaries and affiliates	(56,745)
Impairment losses	(4,372)
Loss on business restructuring	(6,763)
Product warranty expenses	(27,943)
Loss on litigation	(26,292)
Provision for loss on business of subsidiaries and affiliates	(76,522)

Income before income taxes	64,323

Provision for income taxes
Current	(15,108)
Deferred	(40,933)

Net income	8,282

Statement of Changes in Shareholders’ Equity

(From April 1, 2014 to March 31, 2015)

(millions of yen)

	Shareholders’ equity
		Capital surplus		Retained earnings
					Other retained earnings
	Common stock	Other capital surplus	Total of capital surplus	Legal reserve	Retained earnings brought forward	Total of retained earnings	Treasury stock	Total of shareholders’ equity
Balances at beginning of period	258,740	568,207	568,207	1,156	348,801	349,957	(247,391)	929,513

Changes in the period
Provision of legal reserve				3,698	(3,698)	—		—
Dividends from retained earnings					(36,985)	(36,985)		(36,985)
Net income					8,282	8,282		8,282
Repurchase of treasury stock							(426)	(426)
Sale of treasury stock		(1)	(1)				10	9
Decrease by corporate division					(28,355)	(28,355)		(28,355)
Net changes of items other than shareholders’ equity

Total changes in the period	—	(1)	(1)	3,698	(60,756)	(57,058)	(416)	(57,475)

Balances at end of period	258,740	568,206	568,206	4,854	288,045	292,899	(247,807)	872,038

	Difference of valuation, translation and other adjustments			Stock acquisition rights	Total net assets
	Unrealized holding gains (losses) of available-for-sale securities, etc.	Deferred profit (loss) on hedges	Total of difference of valuation, translation and other adjustments
Balances at beginning of period	24,322	(250)	24,072	—	953,585
Changes in the period
Provision of legal reserve					—
Dividends from retained earnings					(36,985)
Net income					8,282
Repurchase of treasury stock					(426)
Sale of treasury stock					9
Decrease by corporate division					(28,355)
Net changes of items other than shareholders’ equity	5,977	(14)	5,963	220	6,183

Total changes in the period	5,977	(14)	5,963	220	(51,292)

Balances at end of period	30,299	(264)	30,035	220	902,293

Notes on the Basis of Presentation of Financial Statements on a Parent-Alone Basis

Summary of Significant Accounting Policies

1.	Standards and methods for valuation of assets

(1)	Securities

Investments in subsidiaries and affiliates

Valuation at cost, with cost determined by the moving average method

Other securities

Items with a market value: market valuation method based on year-end closing market price, etc. (The difference, net of tax, between acquisition cost and carrying market value of other securities is reported as a separate component of shareholders’ equity. The cost of other securities sold is computed based on the moving average method.)

Items with no market value: valuation at cost, with cost determined by the moving average method

(2)	Derivatives

Fair value method

(3)	Inventories

Valuation at cost, with cost determined by the weighted average method (method of lowering carrying amount due to decline in profitability)

2.	Method of depreciation and amortization of fixed assets

(1)	Tangible fixed assets (Excluding leased assets)

Straight-line method

(2)	Intangible fixed assets

Straight-line method

(3)	Leased assets

(Finance leases other than those that transfer ownership rights)

Straight-line method over the lease term (useful life) with no residual value.

3.	Accounting for allowances

(1)	Allowance for doubtful receivables

An allowance for doubtful receivables is provided at an amount calculated based on historical experience, while specific allowances for doubtful receivables are provided for the estimated amounts considered to be uncollectible after reviewing individual collectibility.

(2)	Provision of allowance for investment loss

Loss on investments in affiliated companies in Japan and overseas is estimated according to Company regulations and taking into consideration the financial condition of those companies.

(3)	Allowance for bonuses

An allowance for bonuses is provided at an amount calculated based on estimated bonus payments.

(4)	Provision for loss on business of subsidiaries and affiliates

Provision for loss on business of subsidiaries and affiliates is provided at an estimated amount of loss.

(5)	Allowance for product warranties, etc.

An allowance for accrued warranty costs related to product after-sales services is provided at an amount calculated for estimated service costs during the period of the warranty based on historical experience.

(6)	Allowance for sales promotion costs

Based on the Company’s various sales promotion initiatives, estimates of costs related to sales commissions, product sales and other required expenses incurred for product promotion are recorded in accordance with prescribed Company standards.

(7)	Provision for employee retirement and severance benefits

Liabilities incurred for the provision of employee retirement and severance benefits are stated based on the projected benefit obligation and pension fund assets at the year-end. In calculating the projected benefit obligation, the Company attributed benefit to periods of service up to fiscal 2015 on a straight-line basis. The transition obligation recognized at the adoption of new accounting standards is amortized on a straight-line basis over 15 years. Prior service benefit is amortized on a straight-line basis over the average remaining service period of employees as occurred. Actuarial loss is amortized in the succeeding years on a straight-line basis over the average remaining service period of employees as occurred.

4.	Other significant items related to the preparation of financial statements

(1)	Accounting treatment of deferred assets

Bond issuance cost

The whole amount is considered as expenses when incurred.

(2)	Basis of hedge accounting

The Company applies deferral hedge accounting as defined in the accounting standards for financial instruments to its foreign exchange contracts and commodity futures trading.

(3)	Consumption tax and local consumption tax

Consumption tax and local consumption tax are excluded from all items in the statement of income.

5.	Significant changes to accounting policies

Change to method for valuation of inventories

Although the Company previously applied the last purchase price method to value merchandise and raw materials at cost (method of lowering carrying amount due to decline in profitability), it was changed to the weighted average method (method of lowering carrying amount due to decline in profitability) in fiscal 2015.

The purpose of this change was to value inventories and perform periodical accounting of profit and loss more appropriately by integrating the cost accounting method among the Company and consolidated subsidiaries.

This accounting was not retrospectively applied because the impact of this change was immaterial.

Notes on the Balance Sheet

1.	Accumulated depreciation of tangible fixed assets	¥ 1,400,924 million

2.	Subsequent event

	Recourse obligation for trade receivables sold	¥ 5,768 million

3.	Receivables from and liabilities to subsidiaries and affiliates

	Short-term receivables from subsidiaries and affiliates	¥ 2,128,702 million
	Long-term receivables from subsidiaries and affiliates	¥ 100 million
	Short-term payables to subsidiaries and affiliates	¥ 875,924 million
	Long-term payables to subsidiaries and affiliates	¥ 57,394 million

Notes on the Statement of Income

1.	Transactions with subsidiaries and affiliates

	Sales to subsidiaries and affiliates	¥ 2,563,708 million
	Purchases from subsidiaries and affiliates	¥ 1,645,355 million
	Turnover with subsidiaries other than sales and purchases	¥ 134,226 million

2.	Loss on valuation of stocks of subsidiaries and affiliates

The loss is composed of unrealized holding losses on stocks of subsidiaries and affiliates in Japan.

3.	Details regarding impairment losses

The Company incurred impairment losses due mainly to a reduction in the net book value of buildings to their recoverable value in line with the deterioration in profitability in the TV business in Japan.

4.	Details regarding loss on business restructuring

The loss includes expenses associated with the implementation of early retirement programs and expenses associated with the closure and integration of locations incurred at the business divisions.

5.	Product warranty expenses

Product warranty expenses are for inspection and repairing residential water heating systems.

6.	Provision for loss on business of subsidiaries and affiliates

The provision is composed of an estimate of future loss at subsidiaries and affiliates.

Notes on the Statement of Changes in Shareholders’ Equity

1.	Type and number of shares issued as of the fiscal year-end

	Common stock	2,453,053,497

2.	Type and number of shares of treasury stock as of the fiscal year-end

	Common stock	141,789,018

3.	Items related to dividends

(1) Dividend payments

Resolution	Type of share	Total dividend amount (millions of yen)	Dividend per share (yen)	Record date	Effective date
April 28, 2014 Board of Directors’ Meeting	Common stock	18,492	8.0	March 31, 2014	June 5, 2014
October 31, 2014 Board of Directors’ Meeting	Common stock	18,492	8.0	September 30, 2014	December 4, 2014

(2) Dividends for record dates during the year under review with effective dates in the following fiscal year
Resolution	Type of share	Total dividend amount (millions of yen)	Dividend per share (yen)	Record date	Effective date
April 28, 2015 Board of Directors’ Meeting	Common stock	23,113	10.0	March 31, 2015	June 4, 2015

Notes to Tax-Effect Accounting

1.	Breakdown of significant reasons for the recording of deferred tax assets and deferred tax liabilities:

Deferred tax assets
Inventory valuation	¥15,085 million
Accrued expenses	¥47,011 million
Depreciation and amortization	¥32,601 million
Allowance for investment loss	¥9,012 million
Loss on valuation of stocks of subsidiaries and affiliates	¥403,668 million
Provision for loss on business of subsidiaries and affiliates	¥363,362 million
Operating loss carryforwards	¥13,478 million
Other	¥104,803 million

Total gross deferred tax assets	¥989,020 million

Less valuation allowance	¥(831,483) million

Net deferred tax assets	¥157,537 million

Deferred tax liabilities
Unrealized holding gains (losses) of available-for-sale securities, etc.	¥(13,355) million
Other	¥(66) million

Total gross deferred tax liabilities	¥(13,421) million

Net deferred tax assets	¥144,116 million

2.	Revision to amounts of deferred tax assets and deferred tax liabilities due to change in rates of income taxes

The Act for Partial Revision of the Income Tax Act, etc. (Act No. 9 of 2015) was promulgated on March 31, 2015. With this revision, the normal statutory effective tax rate used to calculate deferred tax assets and deferred tax liabilities has been changed from the previous rate of 35.4% to 32.9% for temporary differences expected to be deducted or taxed during April 1, 2015 to March 31, 2016, and to 32.1% for those expected to be deducted or taxed from April 1, 2016 onward.

As a result of this tax rate change, the amount of net deferred tax assets excluding total gross deferred tax liabilities has decreased by ¥11,562 million, and the amount of provision for income taxes—deferred has increased by ¥13,025 million.

Matter Relating to Business Combination

The Company conducted an absorption-type company split in order to transfer its business relating to the development, manufacture and sales of semiconductor and other related products belonging to its Semiconductor Business Division to Panasonic Semiconductor Solutions Co., Ltd. on June 1, 2014, based on the Absorption-Type Company Split Agreement executed with Panasonic Semiconductor Solutions Co., Ltd. The purpose of this business combination was to enhance our solution capability by integrating businesses centered on product development and marketing.

Details of the business transferred as a result of the absorption-type company split	Development, manufacture and sales of semiconductor
The amounts of the assets and liabilities of businesses transferred	Assets Liabilities	¥72,428 million ¥44,073 million

The aforementioned company split falls under the scope of a transaction under common control.

Notes to per Share Data

Net assets per share	¥390.29
Net income per share	¥3.58

Other

All monetary amounts have been rounded to the nearest million yen.

Audit Report (from April 1, 2014 to March 31, 2015)

Copy of Report of Accounting Auditors Concerning

Consolidated Financial Statements

Independent Auditors’ Report

April 27, 2015
The Board of Directors
Panasonic Corporation
KPMG AZSA LLC
Tetsuzo Hamajima (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Takashi Kondo (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Sungjung Hong (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

We have audited the consolidated financial statements, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of equity and the related notes of Panasonic Corporation as at March 31, 2015 and for the year from April 1, 2014 to March 31, 2015 in accordance with Article 444, Paragraph 4 of the Companies Act.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the second sentence of Article 120-2, Paragraph 1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above, which were prepared in accordance with the second sentence of Article 120-2, Paragraph 1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under accounting principles generally accepted in the United States of America, present fairly, in all material respects, the financial position and the results of operations of Panasonic Corporation and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Act.

Notes to the Reader of Independent Auditor’s Report

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.

Copy of Report of Accounting Auditors

Independent Auditors’ Report

April 27, 2015
The Board of Directors
Panasonic Corporation
KPMG AZSA LLC
Tetsuzo Hamajima (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Takashi Kondo (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Sungjung Hong (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

We have audited the financial statements, comprising the balance sheet, the statement of income, the statement of changes in shareholders’ equity and the related notes, and the supplementary schedules of Panasonic Corporation as at March 31, 2015 and for the 108th business year from April 1, 2014 to March 31, 2015 in accordance with Article 436, Paragraph 2, Item 1 of the Companies Act.

Management’s Responsibility for the Financial Statements and Others

Management is responsible for the preparation and fair presentation of the financial statements and the supplementary schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of financial statements and the supplementary schedules that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements and the supplementary schedules based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the supplementary schedules. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements and the supplementary schedules, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Panasonic Corporation for the period, for which the financial statements and the supplementary schedules were prepared, in accordance with accounting principles generally accepted in Japan.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Act.

Notes to the Reader of Independent Auditor’s Report

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.

Copy of Report of the Audit & Supervisory Board

Audit Report

The Audit & Supervisory Board, having received a report from each audit & supervisory board member on the method and results of his audit on the performance of duties of directors during the 108th fiscal period from April 1, 2014 to March 31, 2015, and, as a result of discussion, does hereby report the results of audit as follows:

1.	Method and details of audit conducted by audit & supervisory board members and the Audit & Supervisory Board

In addition to formulating audit policy and annual audit plans and receiving reports concerning the status and results of audits conducted by each audit & supervisory board member, the Audit & Supervisory Board received reports from directors and the accounting auditors regarding the performance of their duties and sought explanations when deemed necessary.

Furthermore, each audit & supervisory board member, in accordance with audit standards, policy and plans formulated by the Audit & Supervisory Board, sought to facilitate mutual understanding with directors, the internal auditing group and other employees, gathered information and worked to improve the environment for conducting audits. Accordingly, the audit & supervisory board members conducted the following audit:

(1)	In addition to attending meetings of the Board of Directors and other important meetings, the audit & supervisory board members received reports from directors, the internal auditing group and other employees regarding the performance of their duties, and when deemed necessary, sought explanations, perused important documents including those subject to executive approval, and conducted examinations of conditions of business and assets at the head office and other major business offices.

(2)	The audit & supervisory board members also periodically received reports from directors and other relevant personnel, sought explanations as necessary, and expressed their opinions regarding the contents of resolutions by the Board of Directors concerning the development of systems stipulated in Article 100, Paragraphs 1 and 3 of the Enforcement Regulations of the Companies Act, which are necessary to ensure that directors’ performance of their duties is in conformity with laws and regulations and the Articles of Incorporation of the Company and to ensure the appropriateness of operations of the Company, as described in the business report, as well as the status of the building and management of the system developed pursuant to such resolutions (internal control system).

(3)	In addition, the audit & supervisory board members examined the contents of the basic policy presented in the business report stipulated in Article 118, Item 3(a) of the Enforcement Regulations of the Companies Act, and each measure stipulated in Article 118, Item 3(b) of said act, in light of the status of discussions by the Board of Directors and others.

(4)	With respect to subsidiaries, through meetings and hearings comprising audit & supervisory board members of the Company and its subsidiaries, the audit & supervisory board members sought to facilitate mutual understanding and exchange of information with the directors and audit & supervisory board members of subsidiaries, and when deemed necessary, received reports concerning the business of subsidiaries, visited their head offices and other major business offices, and conducted inquiries.

(5)	The audit & supervisory board members monitored and examined the independence of the accounting auditors and the appropriateness of audits conducted, received reports from the accounting auditors concerning the performance of their duties, and when deemed necessary, sought their opinions.

(6)	The audit & supervisory board members received notice from the accounting auditors that the system to ensure the appropriateness of duties performed by accounting auditors (as stipulated in Article 131 of the Ordinance on Accounting of Companies) is in accordance with standards prescribed by laws and regulations and standards related to quality management for accounting audits, and when deemed necessary, sought their opinions.

Based on the above methods, the audit & supervisory board members conducted examinations of the Company’s business report related to the fiscal period under review, the supplementary schedules and financial statements on a parent-alone basis (balance sheet, statement of income, statement of changes in shareholders’ equity, and notes on the basis of presentation of financial statements on a parent-alone basis), and the supplementary schedules and consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of equity, and notes on the basis of presentation of consolidated financial statements).

2.	Results of Audit

(1)	Results of audit of the business report, etc.

In the opinion of the Audit & Supervisory Board:

(i)	The contents of the business report and its supplementary schedules present fairly the position of the Company pursuant to laws and regulations and the Articles of Incorporation.

(ii)	With regard to the performance of duties of directors, no unfair conduct, nor any material breach of laws, regulations or the Company’s Articles of Incorporation has been found.

(iii)	The details of resolutions approved by the Board of Directors concerning the internal control system are proper and fair; in addition, no matters that necessitate comment have been found regarding the details defined in the Company’s business report and performance of duties of directors both with respect to the internal control system.

(iv)	No matters that necessitate comment have been found regarding basic policy related to the individuals responsible for determining financial and business policies presented in the Company’s business report.

(2)	Results of audit of the financial statements on a parent-alone basis, the supplementary schedules and consolidated financial statements

The method of audit employed by the accounting auditors KPMG AZSA LLC and the results thereof are proper and fair.

April 28, 2015

Audit & Supervisory Board

Seiichiro Sano (Seal)	Yoshihiro Furuta (Seal)
Senior Audit & Supervisory Board Member	Senior Audit & Supervisory Board Member

Yoshio Sato (Seal)	Ikuo Hata (Seal)
Audit & Supervisory Board Member	Audit & Supervisory Board Member

Toshio Kinoshita (Seal)
Audit & Supervisory Board Member

[Reference Materials for Exercise of Voting Rights]

The Bills and Reference Materials:

Bill No. 1: To Elect 17 Directors

The terms of all 17 Directors currently in office will expire at the conclusion of the 108th Ordinary General Meeting of Shareholders, at which time Mamoru Yoshida, Tsuyoshi Nomura and Ikuo Uno will retire as Directors.

Accordingly, the election of a total of 17 Directors is hereby proposed.

The details of the candidates are as follows:

No.	Name		Current position and responsibilities in the Company
1	Shusaku Nagae	Reappointment	Chairman of the Board

2	Masayuki Matsushita	Reappointment	Vice Chairman of the Board

3	Kazuhiro Tsuga	Reappointment	President

4	Yoshihiko Yamada*	Reappointment	Executive Vice President;

In charge of Strategic Regions/Director, Strategic Regions Business Promotion Division

5	Kazunori Takami	Reappointment	Executive Vice President;

In charge of Japan Region, Customer Satisfaction, and Design

6	Hideaki Kawai*	Reappointment	Senior Managing Director;

In charge of Accounting and Finance, and Groupwide Cost Busters Project

7	Yoshiyuki Miyabe*	Reappointment	Senior Managing Director;

In charge of Technology, Intellectual Property, Manufacturing, and Procurement

8	Yoshio Ito*	Reappointment	Senior Managing Director;

President, Automotive & Industrial Systems Company/In charge of Industrial Business

9	Tamio Yoshioka*	Reappointment	Senior Managing Director;

President, Eco Solutions Company/In charge of Construction Safety Regulations Administration Department

10	Takashi Toyama*	Reappointment	Managing Director;

Representative in Tokyo/In charge of Government and External Relations/Director, Government and External Relations Division/In charge of Tokyo Olympic & Paralympic Business Promotion

11	Jun Ishii*	Reappointment	Managing Director;

In charge of Human Resources, General Affairs, Social Relations, Legal Affairs, Fair Business & Compliance, Corporate Governance, Risk Management, Facility Management, Corporate Sports Promotion, and Executive Support Office/Director, Risk & Governance Management Division

12	Mototsugu Sato*	Reappointment	Managing Director;

In charge of Planning, BPR Project, Business Creation Project, and Panasonic Spin-up Fund

13	Masayuki Oku	Reappointment	Director (Outside Director, Independent Director)

14	Hiroko Ota	Reappointment	Director (Outside Director, Independent Director)

15	Yasuji Enokido	New candidate	Managing Executive Officer;

President, AVC Networks Company/In charge of Visual & Imaging Business and Solutions Business

16	Tetsuro Homma	New candidate	Managing Executive Officer;

President, Appliances Company/In charge of Consumer Business

17	Yoshinobu Tsutsui	New candidate	Candidate for Director (Outside Director, Independent Director)

(Notes)	1.	Those with the title of Senior Managing Director or above are Representative Directors.

	2.	Directors whose names are marked with an asterisk concurrently hold the position of Executive Officer under the Panasonic Group’s Group-Wide Executive Officer system.

Name and date of birth	Career summary, position and responsibilities in the Company and other important concurrently held positions			Number of the Company’s shares held

1 Shusaku Nagae	Apr.	1972	Joined Matsushita Electric Works, Ltd.;	24,050 shares

January 30, 1950	Dec.	2004	Managing Executive Officer, Matsushita Electric Works, Ltd.;

	Jun.	2007	Managing Director, Matsushita Electric Works, Ltd.;

Reappointment	Jun.	2010	President, Panasonic Electric Works Co., Ltd.;

	Apr.	2011	Senior Managing Executive Officer of Panasonic Corporation;

	Jun.	2012	Executive Vice President of the Company;

	Jun.	2013	Chairman of the Board of the Company (to the present)

	<Notable conflicts of interest between the candidate and the Company>

	None

2 Masayuki Matsushita	Apr.	1968	Joined the Company;	12,723,100 shares

October 16, 1945	Feb.	1986	Director of the Company;

	Jun.	1990	Managing Director of the Company;

Reappointment	Jun.	1992	Senior Managing Director of the Company;

.	Jun.	1996	Executive Vice President of the Company;

	Jun.	2000	Vice Chairman of the Board of Directors of the Company (to the present)

	(Chairman, PHP Institute Inc.)

	(President, The Konosuke Matsushita Memorial Foundation)

	(President, Matsushita Real Estate Co., Ltd.)

	(Outside Director, New Otani, Co., Ltd.)

	(Outside Director, Hotel Okura Co., Ltd.)

	(Outside Director, THE ROYAL HOTEL, LIMITED)

	<Notable conflicts of interest between the candidate and the Company>

	None

3 Kazuhiro Tsuga	Apr.	1979	Joined the Company;	53,200 shares

November 14, 1956	Jun.	2004	Executive Officer of the Company;

	Apr.	2008	Managing Executive Officer of the Company;

Reappointment	Apr.	2011	Senior Managing Executive Officer of the Company;

	Jun.	2011	Senior Managing Director of the Company;

	Jun.	2012	President of the Company (to the present)

	<Notable conflicts of interest between the candidate and the Company>

	None

4 Yoshihiko Yamada	Apr.	1974	Joined the Company;	53,561 shares

May 11, 1951	Jun.	2004	Executive Officer of the Company;

	Apr.	2007	Managing Executive Officer of the Company;

Reappointment	Jun.	2010	Managing Director of the Company;

	Apr.	2011	Senior Managing Director of the Company;

	Apr.	2013	President, Automotive & Industrial Systems Company;

	Apr.	2014	Executive Vice President of the Company/in charge of Strategic Regions/ Director, Strategic Regions Business Promotion Division (to the present)

	<Notable conflicts of interest between the candidate and the Company>

	None

5 Kazunori Takami	Apr.	1978	Joined the Company;	28,200 shares

June 12, 1954	Apr.	2006	Executive Officer of the Company;

	Apr.	2008	Managing Executive Officer of the Company;

Reappointment	Apr.	2009	President, Home Appliances Company (now Appliances Company)/in charge of Lighting Company;

	Jun.	2009	Managing Director of the Company;

	Apr.	2012	Senior Managing Director of the Company;

	Apr.	2013	In charge of Consumer Business;

	Apr.	2015	Executive Vice President of the Company/in charge of Japan Region, Customer Satisfaction, and Design (to the present)

	<Notable conflicts of interest between the candidate and the Company>

	None

Name and date of birth	Career summary, position and responsibilities in the Company and other important concurrently held positions			Number of the Company’s shares held

6 Hideaki Kawai	Apr.	1977	Joined the Company;	74,167 shares

September 1, 1954	Apr.	2008	Executive Officer of the Company;

	Apr.	2011	Managing Executive Officer of the Company;

Reappointment	Jun.	2012	Managing Director of the Company/in charge of Accounting and Finance (incumbent);

	Apr.	2013	In charge of Groupwide Cost Busters Project (incumbent);

	Apr.	2014	Senior Managing Director of the Company (to the present)

	<Notable conflicts of interest between the candidate and the Company> None

7 Yoshiyuki Miyabe	Apr.	1983	Joined the Company;	51,100 shares

December 5, 1957	Apr.	2008	Executive Officer of the Company;

	Apr.	2011	Managing Executive Officer of the Company;

Reappointment	Jun.	2011	Managing Director of the Company;

	Apr.	2013	President, AVC Networks Company/in charge of Global Sourcing for Components and Devices Procurement, and System LSI Business Division;

	Apr.	2014	Senior Managing Director of the Company;

	Jul.	2014	President, AVC Networks Company/in charge of Global Sourcing and System LSI Business Division;

	Mar.	2015	President, AVC Networks Company/in charge of Global Sourcing;

	Apr.	2015	In charge of Technology, Intellectual Property, Manufacturing, and Procurement (to the present)

	<Notable conflicts of interest between the candidate and the Company> None

8 Yoshio Ito	Apr.	1973	Joined the Company;	30,900 shares

March 18, 1953	Apr.	2009	Executive Officer of the Company;

	Apr.	2013	Managing Executive Officer of the Company;

Reappointment	Apr.	2014	Senior Managing Executive Officer of the Company/President, Automotive & Industrial Systems Company (incumbent)/in charge of Industrial Business and Panasonic Liquid Crystal Display Co., Ltd.;

	Jun.	2014	Senior Managing Director of the Company/President, Automotive & Industrial Systems Company (incumbent)/in charge of Panasonic Liquid Crystal Display Co., Ltd.;

	Jul.	2014	President, Automotive & Industrial Systems Company (incumbent);

	Apr.	2015	In charge of Industrial Business (to the present)

	<Notable conflicts of interest between the candidate and the Company>

	None

9 Tamio Yoshioka	Apr.	1977	Joined Matsushita Electric Works, Ltd.;	17,625 shares

March 25, 1955	Apr.	2006	Executive Officer, Matsushita Electric Works, Ltd.;

	Jun.	2011	Director, Panasonic Electric Works Co., Ltd.;

Reappointment	Jan.	2012	Managing Officer, Eco Solutions Company of Panasonic Corporation;

	Apr.	2013	Senior Managing Officer, Eco Solutions Company;

	Jun.	2013	Director of the Company/President, Eco Solutions Company (incumbent);

	Oct.	2013	In charge of Construction Safety Regulations Administration Department (incumbent);

	Apr.	2014	Senior Managing Director of the Company (to the present)

	<Notable conflicts of interest between the candidate and the Company>
	None

Name and date of birth	Career summary, position and responsibilities in the Company and other important concurrently held positions			Number of the Company’s shares held

10 Takashi Toyama	Apr.	1978	Joined the Company;	43,000 shares

September 28, 1955	Apr.	2007	Executive Officer of the Company;

	Jun.	2010	Director of the Company;

Reappointment	Apr.	2011	Managing Director of the Company;

	Oct.	2013	Director, Government and External Relations Division (incumbent);

	Feb.	2014	In charge of Tokyo Olympic Business Promotion;

	Apr.	2014	Representative in Tokyo (incumbent)/in charge of Government and External Relations Division (incumbent);

	Oct.	2014	In charge of Tokyo Olympic & Paralympic Business Promotion (to the present)

	<Notable conflicts of interest between the candidate and the Company>

	None

11 Jun Ishii	Apr.	1979	Joined the Company;	32,400 shares

March 24, 1956	Apr.	2007	Executive Officer of the Company;

	Apr.	2012	Managing Executive Officer of the Company;

Reappointment	Oct.	2013	In charge of Human Resources (incumbent);

	Apr.	2014	In charge of Legal Affairs (incumbent), Risk Management, Information Security, Business Ethics, and Information Systems/Director, Legal Affairs Division;

	Jun.	2014	Managing Director of the Company;

	Apr.	2015	In charge of General Affairs, Social Relations, Fair Business & Compliance, Corporate Governance, Risk Management, Facility Management, Corporate Sports Promotion and Executive Support Office/Director, Risk & Governance Management Division (to the present)

	(President, Panasonic Corporate Pension Fund)

	(President, Panasonic Health Insurance Organization)

	<Notable conflicts of interest between the candidate and the Company>

	None

12 Mototsugu Sato	Apr.	1979	Joined Matsushita Electric Works, Ltd.;	5,300 shares

October 17, 1956	Apr.	2008	Executive Officer of Matsushita Electric Works, Ltd.;

	Apr.	2011	Senior Executive Officer of Panasonic Electric Works Co., Ltd.;

Reappointment	Jan.	2012	Managing Officer, Eco Solutions Company of Panasonic Corporation/Director, Accounting Center;

	Oct.	2013	Executive Officer of the Company/in charge of Planning (incumbent), BPR Project (incumbent), and Business Creation Project (incumbent);

	Jun.	2014	Director of the Company;

	Apr.	2015	Managing Director of the Company/in charge of Panasonic Spin-up Fund (to the present)

	<Notable conflicts of interest between the candidate and the Company>

	None

13 Masayuki Oku	Apr.	1968	Joined Sumitomo Bank;	1,050 shares

December 2, 1944	Jun.	1994	Director, Sumitomo Bank;

	Jun.	2003	Deputy President, Sumitomo Mitsui Banking Corporation;

Reappointment	Jun.	2005	President, Sumitomo Mitsui Banking Corporation/Chairman, Board of Directors, Sumitomo Mitsui Financial Group, Inc. (incumbent);

Outside Director
Independent Director	Jun.	2008	Director of Panasonic Corporation (to the present)

	(Chairman, Board of Directors, Sumitomo Mitsui Financial Group, Inc.)

	(Outside Director, Kao Corporation)

	(Outside Director, Komatsu Ltd.)

	(Outside Director, CHUGAI PHARMACEUTICAL CO., LTD.)

	(Outside Audit & Supervisory Board Member, Nankai Electric Railway Co., Ltd.)

	<Number of years in office as Outside Director>

	7 years (At the conclusion of this Ordinary General Meeting of Shareholders)

	<Reasons for election of the candidate>

	Panasonic proposes the election of Masayuki Oku for the post of Outside Director on account of his extensive managerial experience and deep insight, which Panasonic expects will be reflected in the management of the Company.

	<Notable conflicts of interest between the candidate and the Company>

	None

Name and date of birth	Career summary, position and responsibilities in the Company and other important concurrently held positions			Number of the Company’s shares held

14 Hiroko Ota	May	1981	Research Fellow, Japan Institute of Life Insurance;	5,000 shares

February 2, 1954	Apr.	1993	Visiting Associate Professor, Economics Faculty, Osaka University;

	Apr.	1996	Associate Professor, Saitama University;

Reappointment	Oct.	1997	Associate Professor, NATIONAL GRADUATE INSTITUTE FOR POLICY STUDIES;

Outside Director Independent Director	Apr.	2001	Professor, NATIONAL GRADUATE INSTITUTE FOR POLICY STUDIES;
	Apr.	2002	Director, Cabinet Office;

	Mar.	2003	Deputy Director General, Cabinet Office;

	Apr.	2004	Director General for Economic Research, Cabinet Office;

	Aug.	2005	Professor, NATIONAL GRADUATE INSTITUTE FOR POLICY STUDIES;

	Sep.	2006	Minister for Economic and Fiscal Policy;

	Aug.	2008	Professor, NATIONAL GRADUATE INSTITUTE FOR POLICY STUDIES (incumbent);

	Jun.	2013	Director of Panasonic Corporation (to the present)

	(Professor, NATIONAL GRADUATE INSTITUTE FOR POLICY STUDIES)

	(Outside Director, JX Holdings, Inc.)

	(Outside Director, Mizuho Financial Group, Inc.)

	<Number of years in office as Outside Director>

	2 years (At the conclusion of this Ordinary General Meeting of Shareholders)

	<Reasons for election of the candidate>

	Panasonic proposes the election of Hiroko Ota for the post of Outside Director on account of her extensive experience and deep insight in economics and finance, which Panasonic expects will be reflected in the management of the Company. Although Hiroko Ota does not have past experience of being involved in company management other than as an Outside Director or Outside Audit & Supervisory Board Member, Panasonic believes that she can appropriately perform her duties as an Outside Director on account of the reasons mentioned above.

	<Notable conflicts of interest between the candidate and the Company>

	None

15 Yasuji Enokido	Apr.	1983	Joined the Company;	4,729 shares

June 30, 1960	Jul.	2004	Vice President, Panasonic Computer Solutions Company, Matsushita Electric Corporation of America;

New candidate	Apr.	2005	Senior Vice President, Panasonic Avionics Corporation;

	Sep.	2006	Director, Avionics Business Unit, Systems Business Group, Panasonic AVC Networks Company;

	Jun.	2012	Managing Officer and Director, Business Solutions Business Group, AVC Networks Company;

	Apr.	2013	Executive Officer of the Company/Senior Vice President, AVC Networks Company/in charge of Imaging Business Division, Media Business Division, Visual Systems Business Division and Panasonic Plasma Display Co., Ltd.;

	Jun.	2013	Senior Vice President, AVC Networks Company/in charge of System Solutions Business, Panasonic Plasma Display Co., Ltd. and Panasonic Liquid Crystal Display Co., Ltd.;

	Apr.	2015	Managing Executive Officer of the Company/President, AVC Networks Company/in charge of Visual & Imaging Business and Solutions Business (to the present)

	<Notable conflicts of interest between the candidate and the Company>

	None

Name and date of birth	Career summary, position and responsibilities in the Company and other important concurrently held positions			Number of the Company’s shares held

16 Tetsuro Homma	Apr.	1985	Joined the Company;	7,515 shares

October 28, 1961	Jul.	2006	Director, Media Business Unit, Devices Business Group, Panasonic AVC Networks Company;

New candidate	Apr.	2011	General Manager, Planning Group, AVC Networks Company;

	Jun.	2012	General Manager, Corporate Planning Group of the Company;

	Oct.	2013	Executive Officer of the Company/Senior Vice President, Appliances Company/in charge of Cold Chain Business/Director, Refrigerator Business Division;

	Apr.	2014	Senior Vice President, Appliances Company/in charge of Cold Chain and Home Appliances Business/Director, Refrigerator Business Division;

	Apr.	2015	Managing Executive Officer of the Company/President, Appliances Company/in charge of Consumer Business (to the present)

	<Notable conflicts of interest between the candidate and the Company>

	None

17 Yoshinobu Tsutsui	Apr.	1977	Joined NIPPON LIFE INSURANCE COMPANY;	0 shares

January 30, 1954	Jul.	2004	Director, NIPPON LIFE INSURANCE COMPANY;

	Jan.	2007	Director and Executive Officer, NIPPON LIFE INSURANCE COMPANY;

New candidate	Mar.	2007	Director and Managing Executive Officer, NIPPON LIFE INSURANCE COMPANY;

Outside Director Independent Director	Mar.	2009	Director and Senior Managing Executive Officer, NIPPON LIFE INSURANCE COMPANY;

	Apr.	2011	President, NIPPON LIFE INSURANCE COMPANY (to the present)

	(President, NIPPON LIFE INSURANCE COMPANY)

	(Outside Director, Imperial Hotel, Ltd.)

	<Reasons for election of the candidate>

	Panasonic proposes the election of Yoshinobu Tsutsui for the post of Outside Director on account of his extensive managerial experience and deep insight, which Panasonic expects will be reflected in the management of the Company.

	<Notable conflicts of interest between the candidate and the Company>

	None

(Notes)	1.	All candidates have stated their agreement with the policy with respect to the Large-scale Purchase of Panasonic shares, called the Enhancement of Shareholder Value (ESV) Plan, which was resolved at the April 28, 2015 Board of Directors meeting.

	2.	Masayuki Oku, Hiroko Ota and Yoshinobu Tsutsui are candidates for Outside Directors as stipulated in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act. Panasonic plans to send respective notifications of the continuing status of Masayuki Oku and Hiroko Ota as Independent Directors, and of Yoshinobu Tsutsui’s new status as an Independent Director, to the stock exchanges of Japan on which the Company’s shares are publicly listed.

	3.	Additional information concerning candidates for Outside Directors:

	(1)	Incidents that occurred at other companies at which the candidates were Directors, Executive Officers, or Audit & Supervisory Board Members during the preceding five years with respect to violations of laws or regulations or the Articles of Incorporation of such companies, or other inappropriate operational actions, and steps implemented to prevent this kind of incident and other responses taken following such incidents while the candidates were Outside Directors or Audit & Supervisory Board Members of such companies:

Masayuki Oku

•         In April 2011, Nikko Cordial Securities Inc. (now SMBC Nikko Securities Inc.), at which the candidate was a Director until March 2011, received a Business Improvement Order from the Financial Services Agency of Japan in connection with an incident where one of the company’s employees defrauded certain customers of their money through means other than using their accounts at SMBC Nikko Securities Inc. In addition, SMBC Nikko Securities Inc. received a Business Improvement Order from the Financial Services Agency of Japan in April 2012 in connection with deficient internal control systems with respect to undisclosed corporate information and inappropriate solicitation activities. SMBC Nikko Securities Inc. also received a Business Improvement Order from the Financial Services Agency of Japan in August 2012 regarding a failure to put in place necessary and appropriate measures to prevent unfair transactions related to undisclosed corporate information.

(2)

Summary of contracts for limitation of liability:

Masayuki Oku and Hiroko Ota are currently Outside Directors of the Company. In accordance with Article 22, Paragraph 2 of the current Articles of Incorporation, the Company has entered into contracts for limitation of liability with both Outside Directors, respectively, which limit the amount of each Outside Director’s respective liability, as defined under Article 423, Paragraph 1 of the Companies Act to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act, presuming that they perform their respective duties in good faith and without gross negligence. If the reappointments of Masayuki Oku and Hiroko Ota are approved, the Company intends to extend those contracts with both of them. In addition, if the appointment of Yoshinobu Tsutsui is approved, the Company intends to enter into a contract with him similar to those mentioned above.

Bill No. 2: To Elect 1 Audit & Supervisory Board Member

The term of office of Yoshihiro Furuta as Audit & Supervisory Board Member will expire at the conclusion of the 108th Ordinary General Meeting of Shareholders at which time Yoshihiro Furuta will resign as Audit & Supervisory Board Member.

Accordingly, the election of one Audit & Supervisory Board Member is hereby proposed.

The Board of Audit & Supervisory Board Members has approved this proposal.

The detail of the candidate is as follows:

Name and date of birth	Career summary, position in the Company and other important concurrently held positions			Number of the Company’s shares held

Hirofumi Yasuhara	Apr.	1979	Joined the Company;	0 shares
August 28, 1956	May	2001	Councilor, Business Team, Accounting Group;
	Jun.	2008	Director and Executive Officer, PanaHome Corporation/in charge of Management;
New candidate	Apr.	2009	Managing Executive Officer, PanaHome Corporation;
	Apr.	2012	Senior Managing Executive Officer, PanaHome Corporation;
	Jun.	2012	Representative Director and Senior Managing Executive Officer, PanaHome Corporation/in charge of Planning and Management Division, Overseas Business Promotion;
	Jun.	2014	Senior Audit & Supervisory Officer (non-statutory, full-time), Automotive & Industrial Systems Company of Panasonic Corporation (to the present)
	<Notable conflicts of interest between the candidate and the Company> None

Disclaimer Regarding Forward-Looking Statements

This Notice includes forward-looking statements (that include those within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934), as amended about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this Notice do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this Notice. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings under the Financial Instrument and Exchange Act of Japan (the FIEA) and other publicly disclosed documents.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the Americas, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; the possibility that excessive currency rate fluctuations of the U.S. dollar, the euro, the Chinese yuan and other currencies against the yen may adversely affect costs and prices of Panasonic’s products and services and certain other transactions that are denominated in these foreign currencies; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the possibility of the Panasonic Group not being able to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions; the possibility of not being able to achieve its business objectives through joint ventures and other collaborative agreements with other companies, including due to the pressure of price reduction exceeding that which can be achieved by its effort and decrease in demand for products from business partners which Panasonic highly depends on in BtoB business areas; the possibility of the Panasonic Group not being able to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world, disruption of supply chain and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in the most recent English translated version of Panasonic’s securities reports under the FIEA and any other documents which are disclosed on its website.